DANISCO

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Commission File No. 82-3158

07021199

Danisco USA Inc.
565 Taxter Road, Suite 590
Elmsford
New York 10523-2300
USA
Tel +1 800 255 6837
Tel +1 913 764 8100
Fax +1 914 592 1417
www.danisco.com

February 16, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

RECEIVED

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated October 27, 2006.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

DUSNLEG-07/06

Commission File No. 82-3158
Danisco A/S Submission
Feb 16, 2007

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1.	11/2/2006	Warrant Program: Issue of new shares	X	X	Notice No.14/2006	X
2.	11/6/2006	Strong beet seed sales boost confidence	X			X
3.	11/6/2006	YO-MIX™ Vegetable, a unique range of dairy-free cultures by Danisco	X			X
4.	11/9/2006	New reporting structure in connection with Unfolding the Potential	X	X	Notice No.15/2006	X
5.	11/19/2006	Danisco develops Peach Melba low-fat ice cream	X			X
6.	11/19/2006	Danisco combines tradition and science to offer HOWARU™ Kefir Bifido in a unique probiotic ethnic shot	X			X
7.	11/21/2006	Hanne Frokiaer receives Danisco Award 2006	X			X
8.	11/27/2006	Election of employees representatives to the Board of Directors of Danisco A/S	X	X	Notice No.16/2006	X
9.	12/4/2006	Election of employees representatives to the Board of Directors of Danisco A/S	X	X	Notice No.17/2006	X
10.	12/8/2006	New Low Fat Ice Cream Solution	X			X
11.	12/14/2006	H1 results announcement	X	X	Notice No.18/2006	X
12.	12/14/2006	Lactobacillus acidophilus NCFM™: a probiotic alternative to traditional intestinal pain killers?	X			X

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	Distribution to the Securities Holders
13.	12/20/2006	Mascoma awarded New York state contract to build and operate $20 million cellulosic ethanol demonstration facility	X			X
14.	1/2/2007	Danisco Seed establishes new sales organization in France	X			X
15.	1/12/2007	Sign up for trendy confectionery	X			X
16.	1/15/2007	www.litesse.com	X			X
17.	1/22/2007	January ice cream concept: Fresh ice	X			X
18.	1/24/2007	Genencor applauds U.S. President's mandate to increase the use of ethanol	X			X
19.	1/25/2007	Danisco's sugar production meets expectations	X			X
20.	1/26/2007	Warrant programme: Issue of new shares	X	X	Notice No.01/2007	X
21.	1/29/2007	Genencor launches Primafast®LUNA, a new cellulose product line for efficient biofinishing of fabrics and garments	X			X
22.	1/31/2007	Turkey producers set to benefit from enzymes	X			X
23.	2/5/2007	Danisco innovates with a new natural and cost-efficient solution to protect meat and poultry flavour and taste	X			X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1.	11/2/2006	Warrant Program: Issue of new shares	X	X	Notice No.14/2006	X
2.	11/9/2006	New reporting structure in connection with Unfolding the Potential	X	X	Notice No.15/2006	X
3.	11/27/2006	Election of employees representatives to the Board of Directors of Danisco A/S	X	X	Notice No.16/2006	X
4.	12/4/2006	Election of employees representatives to the Board of Directors of	X	X		X
5.						
6.	12/4/2006	Election of employees representatives to the Board of Directors of	X	X	Notice No.17/2006	X
7.	12/14/2006	H1 results announcement	X	X	Notice No.18/2006	X

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	Distribution to the Securities Holders
8.	1/26/2007	Warrant programme: Issue of new shares	X	X	Notice No.01/2007	X
C.		**SHAREHOLDERS INFO**				
1.	10/26/2006	Biofuels Briefing/ Goldman Sachs International	X			X
2.	11/2/2006	Warrant programme: Issue of new shares	X		Notice No.14/2006	X
3.	11/6/2006	Strong beet seed sales boost confidence	X			X
4.	11/6/2006	YO-MIX™ Vegetable, a unique range of dairy-free cultures by Danisco	X			X
5.	11/9/2006	New reporting structure in connection with Unfolding the Potential	X		Notice No.15/2006	X
6.	11/19/2006	Danisco develops Peach Melba low-fat ice cream	X			X
7.	11/19/2006	Danisco combines tradition and science to offer HOWARU™ Kefir Bifido in a unique probiotic ethnic shot	X			X
8.	11/21/2006	Hanne Frokiaer receives Danisco Award 2006	X			X
9.	11/27/2006	Election of employees representatives to the Board of Directors of Danisco A/S	X		Notice No.16/2006	X
10.	12/4/2006	Election of employees representatives to the Board of Directors of Danisco A/S	X		Notice No.17/2006	X
11.	12/8/2006	New Low Fat Ice Cream Solution	X			X
12.	12/14/2006	H1 results announcement	X		Notice No.18/2006	X
13.	12/14/2006	Lactobacillus acidophilus NCFM™: a probiotic alternative to traditional intestinal pain killers?	X			X
14.	12/20/2006	Mascoma awarded New York state contract to build and operate $20 million cellulosic ethanol demonstration facility	X			X
15.	1/2/2007	Danisco Seed establishes new sales organization in France	X			X
16.	1/12/2007	Sign up for trendy confectionery	X			X
17.	1/15/2007	www.litesse.com	X			X

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	Distribution to the Securities Holders
18.	1/22/2007	January ice cream concept: Fresh ice	X			X
19.	1/24/2007	Genencor applauds U.S. President's mandate to increase the use of ethanol	X			X
20.	1/25/2007	Danisco's sugar production meets expectations	X			X
21.	1/26/2007	Warrant programme: Issue of new shares	X		Notice No.01/2007	X
22.	1/29/2007	Genencor launches Primafast®LUNA, a new cellulose product line for efficient biofinishing of fabrics and garments	X			X
23.	1/31/2007	Turkey producers set to benefit from enzymes	X			X
24.	2/5/2007	Danisco innovates with a new natural and cost-efficient solution to protect meat and poultry flavour and taste	X			X
25.	n/a	Calendar				X
26.	n/a	Share Information				X
27.	n/a	Genencor				X
28.	2/16/2007	Share monitor for 2/16/2007				X

/.

DANISCO

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RECEIVED

2 November 2006 - 10:00

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees.

Notice no. 14/2006

In the fifth exercise period from 19 September 2006 to 17 October 2006 around 1% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 89%.

The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 November 2006, the employees had subscribed and paid for 650 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 November 2006 Danisco effected a capital increase of 650 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 13,000.

The share capital is increased from DKK 978,532,900 (corresponding to 48,926,645 shares of DKK 20 nominal value) to DKK 978,545,900 (corresponding to 48,927,295 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S, tel: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel: +45 3266 2913, e-mail: info@danisco.com

Read the English release in PDF format here.

Read the Danish release in PDF format here.

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_202_en.htm

2

RECEIVED

DANISCO

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6 November 2006 - 19:31

Strong beet seed sales boost confidence

Danisco Seed, Holeby, Denmark, is bracing itself for new market conditions following the EU sugar reform

The reform of the EU sugar market regime is not only a challenge to the growers and factories. Danisco Seed, Holeby, which sells MARIBO beet seeds to about 40 countries, is also facing sharply changed market conditions.

In this season alone, the EU beet acreage has declined by around 10%, but Danisco Seed has nevertheless managed to increase sales.

President Niels H. Gram, Danisco Seed, estimates that sales of MARIBO seed in the EU could drop by 25% over the next few years. Some markets will more or less disappear. In Italy, until recently one of Danisco Seed's focus areas, two thirds of the beet acreage has disappeared this year. Italy has therefore shifted from being a core market to a "Miscelleneous" market for Danisco Seed.

Potential exists

However, there are certain opportunities in markets outside the EU. Danisco Seed already has a strong foothold in the Russian and Belarussian markets, which offer huge potential. And Croatia, Serbia and Iran could also become attractive markets, President Niels H. Gram, assesses.

'In addition to these countries, we have singled out a few markets in the EU where increased efforts could improve results. These markets include Scandinavia, France and the UK.

Sugar production is to be cut by 25% in the EU, but this does not imply that all countries cut down production by 25% - some will cut more, some less. Ireland has already closed down its entire production while Italy and Spain have reduced their production markedly. We still see potential for increasing our market shares in some of the EU countries, and that is the strategy we intend to pursue,' Niels H. Gram says.

Sales data boost confidence

Danisco Seed's confidence is underpinned by the sales data for the current season; the company's market leading positions in Hungary, the Czech Republic and Slovakia are intact. Large market shares have been won in Denmark and Sweden.

'We carry the products in demand by our customers. Our new seed varieties, Belize, Palace and Kingston, have the properties in demand by industry and growers alike. They are of a high quality, are high performing and have a smooth surface,' Sales and Product Manager Per Steen, Danisco Seed, emphasises.

Danisco Seed aims at maintaining the positive development by carrying varieties that outperform those of the competitors.

'We already carry strong products and more are in the pipeline. Seed varieties are replaced at an increasing pace; previously we carried a variety for ten years, but now we only expect to sell the same variety for 3-4 years.

Growers are very focused on the financial aspect whereas previously they preferred to know a particular beet variety. Today, growers pay attention to how seed varieties perform in official tests, and here we actually do quite well,' Per Steen says.

Penetrating France and the UK

Having attempted to penetrate the French market for many years, Danisco Seed is now about to enter into a local company. Once on the market, MARIBO seed will most likely win market shares due to its qualities. This was at least the case in the UK where the Palace and Kingston varieties are well suited for UK growing conditions.

Niels H. Gram: 'This year we will penetrate the UK market strongly while sales last year were more modest because our varieties were new on the market. We expect to win a large market share, and since the market is big – bigger than Denmark and Sweden combined – it could become quite valuable to us.'

Huge sales outside the EU

The reason why they have a fairly relaxed attitude to the EU reform in Holeby is that in addition to having confidence in their own beet varieties, Danisco Seed has gradually generated large sales outside the EU – in fact, more than half of the total volume. Russia and Belarus are the main buyers.

'The Russian market has virtually exploded due to the high world market price of sugar and the relatively strong Russian economy. Since Russia is only 50% self-sufficient in sugar, sugar beet growing offers huge potential.

Our sales in Russia have nearly doubled and although we sell a cheaper product there, Russia has become our biggest market in revenue as well as volume terms,' Niels H. Gram says.

Danisco Seed's response to the EU challenge is therefore: Focus on certain EU markets and enhanced sales efforts in non-EU markets such as Russia, Belarus, Ukraine, Croatia, Serbia and Iran. According to Niels H. Gram, the latter could become interesting.

Sales of MARIBO seed in Iran have gone up from 5,000 to 17,000 bags. By comparison, the entire Danish seed market accounts for about 42,000 packages

High activity in Holeby

Danisco Seed also has a minor sale of sunflower and pea seeds but beet seeds will undoubtedly continue to be the strategic focus area in the future.

'Sugar beet is our main income and growth will come from market developments,' Niels H. Gram ascertains. Given the circumstances we are doing quite well and are confident about the future. We are certain that the future is bright for us.

On a 5-6-year outlook we may see a slight decline in volume but we expect our capacity here in Holeby to remain unchanged; we develop new varieties and we process and market the seed that we receive from the multiplication in Northern Italy and Southern France. We also undertake extensive internal testing and official testing here in Holeby and the growers can look forward to many new exciting varieties in the coming seasons.

For further information, please contact:

Jesper Due Pedersen, Marketing Manager on tel: +45 5460 6177

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_100_en.ht

3,

DANISCO

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6 November 2006 - 20:33

YO-MIX™ Vegetal, a unique range of dairy-free cultures by Danisco

During HIE 2006, Danisco will present its new YO-MIX™ Vegetal range of culture blends developed for dairy free soy yogurts.

These cultures are certified kosher pareve which guarantees they do not contain any meat or dairy products and have not come in contact with either, thereby supporting dairy-free claims on final products.

"In addition to being dairy-free, YO-MIX™ Vegetal cultures provide a clean and fresh taste that masks the characteristic beany flavour of soy", says Catherine Duong, Fresh Fermented Business Development Manager for Danisco Cultures". They have also been carefully selected to enable processors to easily succeed in fermenting soy and in particular soy protein isolates."

The YO-MIX™ Vegetal range can also be used for other dairy alternatives based on oat, almond and rice and is suitable for use in vegetarian or vegan products.

According to Euromonitor, soy yogurts represented approximately 12% of the 1.9 B€ global market for soy-based dairy alternatives in 2005 with a 17% annual growth rate.

Indeed, consumers increasingly consider dairy-free products in their everyday diet, following the trend for all-natural products and the growing awareness of people suffering from lactose maldigestion.

Soy-based products also benefit from an improved health image due to the possibility to use cholesterol reduction claims that were approved by the FDA in the US and the JHCI in the UK*.

*Combining 25g of soy protein a day with a diet low in saturated fat and cholesterol may significantly lower total cholesterol levels, thereby potentially reducing the risk of heart disease (FDA & JHCI approved)

YO-MIX™ is a registered trademark of Danisco A/S

For further information, please contact:

Nathalie Brosse, Communications, tel: +33 1 5660 4726

4.

DANISCO

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9 November 2006 - 12:30

New reporting structure in connection with Unfolding the Potential

The Announcement of Results for Q1 2006/07 revealed a reorganisation of the Ingredients segment.

Notice no.15/2006

The Announcement of Results for Q1 2006/07 revealed a reorganisation of the Ingredients segment, the implementation of which is progressing as planned.

To enable comparison of historical figures, appendices 1, 2 and 3 provide supplementary financial data for the Ingredients and Sugar segments for the four quarters in 2005/06 and the first quarter of 2006/07.

The Announcement of Results for Q2 2006/07 will be published on 14 December 2006.

Please direct any queries to Investor Relations.

Yours faithfully,

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S, tel: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel: +45 3266 2913, e-mail: info@danisco.com

Read the appendices and release in English here

Read the appendices and release in Danish here

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_203_en.htm

DANISCO

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19 November 2006 - 16:35

Danisco develops Peach Melba low-fat ice cream

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed a Peach Melba low-fat ice cream.

Reduction of fat in ice cream often affects taste, texture and quality negatively. Leading-edge food ingredients can, however, solve these problems.

Litesse® II as bulking agent in combination with a Danisco Cream Flavour mimic the taste and mouthfeel of a standard ice cream.

CREMODAN® 1101 IcePro LF creates smaller initial ice crystals and protects these during temperature fluctuations. The result is an ice cream as close to the real deal as possible.

This ice cream is flavoured with a Commensense™ Peach Flavouring. A refreshing raspberry ripple has been swirled in creating a delicious low-fat peach melba ice cream

For hand-out in PDF format, to receive samples and for more information, please contact Danisco sales.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_103_en.ht

6.

DANISCO

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19 November 2006 - 16:35

Danisco combines tradition and science to offer HOWARU™ Kefir Bifido in a unique probiotic ethnic shot

At HIE, Danisco presented a unique kefir shot including HOWARU™ Kefir Bifido, a kefir blend combined with a probiotic strain with documented immune-modulating properties - adding a further health-enhancing benefit to this energising dairy beverage.

The new blend is part of the Danisco Kefir range based on real freeze-dried kefir grains, that are coming with a long list of reputed health benefits, yeasts and lactic cultures to provide various textures and flavour intensity.

In addition to the kefir shot presented at the HIE, Danisco developed five appealing and trendy kefir formulations from a traditional Snow Rose kefir as known from centuries to other differentiating possibilities with Lemon Cooler, Strawberry Sensation, Oriental Delight or Apple Blossom.

"Our new kefir formulations provide not only a unique refreshing sensation but also an extended shelf life compared to traditional kefir reaching up to 21 days", says Jana Parn, M.Sc., Dairy Application Specialist.

Thanks to its light fizziness, nutty flavour and Caucasian origins, kefir is spreading from its traditional roots in Eastern and Central Europe, where it represents 1,2 million tons*, to other regions, opening up a world of opportunities.

HOWARU™ is a registered trademark of Danisco A/S
* Danisco estimates

For more information, please contact:
Nathalie Brosse +33 1 5660 4726

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_102_en.htı

7c

DANISCO

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21 November 2006 - 12:10

Hanne Frøkiær receives Danisco Award 2006

The Danisco Award 2006 goes to PhD Hanne Frøkiær, Associate Professor at BioCentrum under the Technical University of Denmark (DTU).

She receives the Award along with DKK 250,000 for her research into the effect of food on the immune system with particular focus on microorganisms, fats and bioactive proteins.

'Hanne Frøkiær's food research shows that food is more than just nutrition - it's also disease prevention. The interaction between the food we eat and the human genes may ultimately provide us with an understanding of how ordinary food can improve our health,' said CEO Tom Knutzen, Danisco A/S, at the award ceremony.

The Award was presented at a conference on European food innovation in Copenhagen, Denmark, on Tuesday 21 November.

Hanne Frøkiær is an internationally acclaimed scientist and participates in several major research programmes, including the EU project "Healthy Profood". She is currently heading research projects with combined grants of more than DKK 10 million. As a result of her efforts, BioCentrum-DTU has achieved a unique position globally within nutritional immunology.

For further information, please contact:

Tom Knutzen, CEO, Tel.: +45 32 66 20 00

Carl Johan Corneliussen, Media Relations Manager,
Tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27

Read the factsheet in English

Read the factsheet in Danish

Read this press release in Danish

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2006/pressrelease_373_en.htm

8/

DANISCO

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27 November 2006 - 16:45

Election of employee representatives to the Board of Directors of Danisco A/S

The election of company representatives to the Board of Directors of Danisco A/S was held on 23 November 2006.

Notice no. 16/2006

The result of the election was that Lis Glibstrup and Flemming Kristensen were re-elected and Anja Lund Thomsen and Anne Agger Sparsø were elected as alternates. They will all serve for a 4-year period.

The election of a group representative on the Board of Directors of Danisco A/S is scheduled to take place on 4 December 2006. The result will be communicated after the election.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel: + 45 3266 2912
Media Relations, Danisco A/S, tel: + 45 3266 2913

Read this release in Danish

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_204_en.htm

9.

DANISCO

First you add knowledge...

RECEIVED

4 December 2006 - 15:00

Election of employee representatives to the Board of Directors of Danisco A/S

The election of a group representative to the Board of Directors of Danisco A/S was held on 4 December 2006.

Notice no. 17/2006

The result of the election was that Bent Willy Larsen was re-elected and Klaus Hansen was elected as alternate. They will both serve for a 4-year period.

Following the election, the Board of Directors of Danisco A/S comprises Anders Knutsen, Chairman, Jørgen Tandrup, Deputy Chairman, Håkan Björklund, Kirsten Drejer, Lis Glibstrup, Peter Højland, Flemming Kristensen, Bent Willy Larsen and Matti Vuoria.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel: + 45 3266 2912
Media Relations, Danisco A/S, tel: + 45 3266 2913

Read this release in Danish

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_205_en.htm

10.

DANISCO

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8 December 2006 - 15:50

New Low Fat Ice Cream Solution

New GRINDSTED IcePro SS creates a creamy, indulgent soft serve ice cream while cutting fat from the traditional 5-7% to as low as 1%.

With health and wellness concerns sweeping the globe, consumers seemingly are looking for the impossible. They want the same combination of traditional flavor and mouthfeel in a product with fewer calories and less fat. Now soft serve ice cream manufacturers can take advantage of Danisco's technological innovation to create an indulgent treat that trims the fat while trimming production costs as well.

New GRINDSTED IcePro SS, a line extension within the Danisco GRINDSTED IcePro family of patent pending stabilizers, creates a creamy, indulgent soft serve ice cream while cutting fat from the traditional 5-7% to as low as 1%.

This means that formulators can cut out more than half the fat, without negatively affecting taste, flavor or product stability. The cost of production is trimmed as well with the savings recovered from lower butterfat use.

Traditionally the butterfat content supplies the creamy mouthfeel, smooth texture and rich flavor consumers expect from ice cream. However for consumers it adds unwanted calories and fat and for manufacturers, higher cost.

The new GRINDSTED IcePro SS stabilizer functions as a product that improves/maintains texture while maintaining fat perception, all while allowing manufacturers to cut production costs – a rare combination in the frozen dessert industry.

"Soft serve ice cream is traditionally eaten away from home, so it really stands out as a special eating occasion," says Jennifer Lindsey, Dairy Industry Manager, Danisco. "With studies that show texture and flavor perception inextricably linked, it is important to ensure the entire eating experience lives up to expectations. Now consumers can actually indulge in a healthier product that still provides all of the fun and enjoyment they expect from soft serve ice cream."

Taste panelists rated 1% fat soft serve ice cream prepared with GRINDSTED IcePro SS just as creamy as 5% fat soft serve. Overall the taste panelists perceived the 1% GRINDSTED IcePro SS as having the same fat content as the 5% fat soft serve ice cream. Additional sensory testing showed no significant difference in preference between 5% fat soft serve and 10% fat soft serve. So even in premium soft serve products, the fat could be reduced by half yet retain full flavor and sensory characteristics.

Recognizing that every formulation is unique, Danisco specializes in designing stabilizer systems tailored to individual product needs. GRINDSTED IcePro SS ingredients have FDA GRAS designation. Indulgence can now be just a bit better for the waistline as well as the bottom line.

11.

DANISCO
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14 December 2006 - 11:37

H1 results announcement

Announcement of results for H1 2006/07 1 May - 14 December 2006

Notice no.18/2006

Performance in H1 2006/07 as expected

In the first six months of 2006/07 Danisco recorded revenue of DKK 10,423 million, EBIT before special items of DKK 1,221 million and consolidated profit of DKK 643 million. Earnings and cash flows in both Ingredients and Sugar were in line with expectations. The implementation of 'Unfolding the potential' is progressing as planned, while the restructuring in Sugar is being executed ahead of plan.

Highlights

- 6% organic growth in Ingredients
- EBIT margin in Ingredients up 0.6 percentage points to 13.7%
- Cash flow from operating activities at DKK 2,769 million as expected
- Investment programme in the growth segments enzymes, cultures and xylitol progressing well
- Major challenges for sugar industry as renounced sugar quotas are insufficient
- Danisco plans for production of bioethanol in Germany

Outlook for 2006/07

Revenue is maintained at around DKK 21.0 billion but revenue in Ingredients is upgraded by DKK 250 million to approximately DKK 13.75 billion, chiefly attributable to stronger organic growth. Revenue in Sugar is downgraded by the same amount due to market conditions. EBITDA before special items and share-based payments is lifted DKK 50 million to around DKK 3,300 million as a result of Sugar's faster-than-expected execution of the restructuring plan and miscellaneous other income. The upgrade of EBITDA is offset by an increase in special items, which are now expected to be a net expense of around DKK 175 million. In consequence, the outlook for consolidated profit before share-based payments and after special items is maintained at around DKK 1 billion.

Read the full H1 report in English here

Read the full H1 report in Danish here

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_206_en.htm

12.

DANISCO

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14 December 2006 - 15:45

Lactobacillus acidophilus NCFM™: a probiotic alternative to traditional intestinal pain killers?

Today in Nature Medicine, researchers from Inserm (French National Institute of Health and Medical Research) and Danisco uncover the results of their study demonstrating for the first time that the oral administration of Lactobacillus acidophilus NCFM™ mediates analgesic functions in the gut equivalent to morphine effects.

The results, patented by Danisco, suggest that the microbiology of the intestinal tract influences visceral pain perception and open new perspectives in the treatment of abdominal pain and Irritable Bowel Syndrome (IBS) with this unique probiotic strain.

"When we put intestinal epithelial cells in contact with various lactic acid bacteria, Lactobacillus acidophilus NCFM™ induce a significant expression of μ opioid receptor (MOR) and receptors for cannabinoid (CB2) that exert an analgesic effect", says Pr Desreumaux*, principal author of the study.

"One could envision NCFM to be prescribed for intestinal functional disorders or co-administrated with morphine to relieve serious gastrointestinal pathologies, therefore reducing the morphine doses and related side effects."

Marketed worldwide under the name HOWARU™ Dophilus by Danisco, Lactobacillus acidophilus NCFM™ is one of the world's most tested probiotic strains. It is backed by extensive scientific documentation that proves its gut health benefits as well as its long-term stability.

In view of today's findings, Danisco plans to develop HOWARU™ Dophilus in new commercial applications with selected partners from the pharmaceutical, dietary supplement and food industries.

In addition to its unique ability to survive passage through the gastrointestinal tract and its adherence to intestinal mucosa, HOWARU™ Dophilus is the only commercially available Lactobacillus acidophilus with a fully sequenced annoted genome.

Abdominal or intestinal pain is a common symptom among the population worldwide with 10 to 20%** of adults, particularly women suffering from intestinal functional disorders, also known as Irritable Bowel Syndrome.

* Head of the Department of Gastrointestinal Diseases and Nutrition at Lille Hospital, France and Research Director at Inserm
** Worldwide prevalence figures from the World Health Organization

HOWARU™ is a registered trademark of Danisco A/S
NCFM™ is a registered trademark of North Carolina State University with global marketing rights exclusively licensed to Danisco

For more information please contact:

Nathalie Brosse
Tel.: +33 6 77 79 76 33

....

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13.

DANISCO

First you add knowledge...

20 December 2006 - 20:00

Mascoma awarded New York state contract to build and operate $20 million cellulosic ethanol demonstation facility

Receives $14.8 million for project planned for Rochester, NY; planning to partner with Genencor to supply advanced enzyme systems.

Mascoma Corporation, a leader in cellulosic biomass-to-ethanol development and production, announced today it has received a $14.8 million award from the New York State Department of Agriculture and Markets and the New York State Energy Research and Development Authority to build and operate a biomass-to-ethanol demonstration plant in Rochester, New York, pending local permit approvals and definitive agreements among the relevant parties.

The project will focus on demonstrating "cellulose to ethanol" technology and industrial processes. International Paper Co., Cornell University, Clarkson University and the Natural Resources Defense Council join Mascoma and Genencor as part of a consortium supporting the project.

The facility is expected to operate using a number of New York State agricultural and/or forest products as biomass, including paper sludge, wood chips, switch grass and corn stover.

Genencor also plans to add capacity at its existing manufacturing facility to supply enzymes to the demonstration facility. Following completion of design, engineering and site agreements and the required approval process, Mascoma estimates it will take 10-12 months to construct the pilot plant and begin operations.

Mascoma was founded in 2005 by biomass industry pioneers Drs. Lee R. Lynd and Charles Wyman of Dartmouth College. With financial backing of $39M from a syndicate of leading venture capital firms led by founding investor Khosla Ventures, Mascoma plans to build, operate and manage a 15,000 square foot facility in New York State to complete testing of multiple feedstocks and technologies for biomass ethanol.

"After decades of research and development around the world, cellulosic ethanol technology has reached a point where we are ready to demonstrate the commercial scale production of ethanol from biomass," said Colin South, president, Mascoma.

"We are very excited about the support from New York for our multi-feedstock approach, and we applaud New York and Governor Pataki's leadership in developing the cellulosic ethanol market. This plant will demonstrate the technologies we expect to rapidly move into commercial application. The continued development of these technologies will require the formation of new partnerships between academics, companies and feedstock producers.

To support the development of this facility Mascoma is developing and integrating leading technologies and recruiting experience personnel in technical and operations areas. We look forward to working with our university and industrial partners on this exciting effort."

As the enzyme partner for the project, Genencor expects to supply enzymes to the project as well as work with Mascoma to continue to improve its advanced enzyme products. Genencor intends to make further investments in its existing

enzyme production facility in Rochester. Mascoma intends to locate the demonstration plant at or near Genencor's manufacturing site in Rochester.

"Genencor has made substantial progress over the years on advanced enzymes for biomass conversion," said Jack Huttner, vice president of biorefinery development at Genencor. "Partnering with Mascoma allows us to prove them in a commercial setting. This will bring cellulosic ethanol one significant step closer to reality. It is a great opportunity to help build a promising new sustainable industry, and Genencor thanks Governor Pataki and the State of New York for its support of this project."

"We see the development and commercialization of cellulosic ethanol as a growth industry for the state of New York. This funding award to Mascoma and the company's demonstration plant initiative with Genencor are important steps in establishing this industry here," said New York State Agriculture Commissioner Patrick H. Brennan.

"Producing cellulosic ethanol locally is an ideal approach to further capitalize on this state's agricultural and forestry resources like paper sludge, wood chips, and emerging energy crops. Further, this energy production method can reduce our dependence on foreign sources, while benefiting the environment in a number of ways."

"Cellulosic ethanol promises to contribute significantly to rural economic development and to a sustainable renewable energy future," said Nathanael Greene, senior policy analyst at the Natural Resources Defense Council (NRDC). "It is important that this technology is proven in real world settings and in regions where neither corn nor sugar cane predominate the agricultural production system.

Developing cellulosic ethanol for New York will have a measurable, positive impact on farmers' income and greenhouse gas emissions in the state."

About Mascoma

Mascoma Corporation is a cellulosic biomass-to-ethanol company with corporate offices in Cambridge, MA, and R&D labs in Lebanon, NH. Mascoma Corporation is leading the development of unique biotechnology and partnering in the deployment of cellulosic production into the ethanol market.

The company's executive and research teams are comprised of recognized industry leaders from the U.S. and other countries. Mascoma is aggressively pursuing the development of advanced cellulosic ethanol projects based on technology licensed from and developed at some of the world's leading research facilities, as well as technology developed by Mascoma.

About Genencor

Genencor, a division of Danisco A/S, is a leading industrial biotechnology company that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

For further information, please contact:

Genencor Media,
Angela Blackwell, tel: 1 585-256-6973
E-mail: Angela.Blackwell@danisco.com

Mascoma Media,
Larry Bouchie, KMC Partners Public Relations for Mascoma, tel: 1 781-454-5287
E-mail: larry@kmcpartners.com

Danisco Media Relations Manager,
Carl Johan Corneliussen, Tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27
E-mail: Carl.Johan.Corneliussen@danisco.com

Read this release in Danish here

14.

DANISCO

First you add knowledge...

2 January 2007 - 12:16

Danisco Seed establishes new sales organisation in France

As an important element in our strategy we have now signed a co-operation agreement with the well-established French company Agrosem.

In the future Agrosem will exclusively distribute Danisco Seed varieties under the new brand name Ringot-Maribo.

The goal is to combine the strengths of Agrosem and Danisco Seed into an efficient and profes-sional sugar beet seed supplier in France.

Agrosem has extensive market knowledge, a very professional and well experienced staff and a well-functioning service and logistic department.

Agrosem will take care of the sales and marketing activities in France supported by Danisco Seed, whereas Danisco Seed will remain the breeder and owner of the varieties.

We have great expectations to this co-operation and the goal is that the French market will develop into one of the most important markets for Danisco Seed in the future.

France is the biggest market in Europe with a seed demand of app. 450,000 units.

As a consequence of this new co-operation, Danisco Semences SARL has been closed down by the end of 2006.

For further information, please contact:

Niels H. Gram, President - Beet Seed, Danisco Seed, phone +45 54 60 60 31

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15,

DANISCO

First you add knowledge...

12 January 2007 - 13:33

Sign up for trendy confectionery

Leading ingredients supplier Danisco invites confectionery and fine bakery customers to a seminar on international sweet snacking.

The event is all part of the drive to help food manufacturers exploit the opportunities created by this long-term international trend in their new product development - by combining consumer insight with ingredient know-how.

The seminar theme has been defined as "health and indulgence" – bringing together two of the most predominant consumer demands. During the three-day event, Danisco will demonstrate how both demands can be met in innovative sugar confectionery, chocolate and fine bakery snacks with high consumer acceptance.

Meal replacement and between-meal snacks represent a growing market in the industrialised world, where the boundaries between confectionery and fine bakery are becoming increasingly blurred. While consumers look for premium eating experiences that satisfy their need to indulge, health concerns still contribute to a widespread desire for products that are, for example, low in fat and sugar or high in fibre.

Danisco's broad range of functional ingredients, flavours, sweeteners and sweet snacking concepts are a source of inspiration to the global food industry. The seminar will illustrate how the company's extensive sugar confectionery, chocolate and fine bakery expertise can help manufacturers create healthy and indulgent products with exciting new tastes and textures.

All the latest opportunities within healthy and indulgent sugar confectionery, chocolate and fine bakery snacks will be presented at the seminar

When and where?
The seminar will be held in Denmark from 21-23 May 2007.

How to participate?
Danisco customers can find out more about the seminar by contacting their local sales representative. Deadline for enrolment: April 27, 2007.

....

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16.

DANISCO

First you add knowledge...

15 January 2007 - 09:00

www.litesse.com

Danisco launches a website dedicated to Litesse®

Since its market debut over 25 years ago, Litesse® polydextrose has evolved into one of today's most versatile food ingredients. Offering an impressive array of health and functional benefits for a wide range of applications, Litesse® has earned its own site on the web.

Ideal for use in the development of reduced calorie, sugar free, reduced sugar, low glycemic, low fat, fiber-enriched or prebiotic foods and beverages, Litesse® polydextrose is the one ingredient that delivers all these nutritional advantages. It is also multi-functional and easy-to-use.

Litesse® improves the flavor, texture and mouthfeel of bakery, dairy, beverage, confectionery and chocolate products.

Litesse® is the single ingredient with multiple benefits.

For more information, visit the new site at www.litesse.com

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17.

DANISCO

First you add knowledge...

22 January 2007 - 10:03

January ice cream concept: Fresh ice

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed fresh ice.



It is a refreshing water stick ice with nib sugar inclusions and a blue coating to underline the freshness. The water ice mix is initially slush frozen in a continuous freezer, which gives a smooth structure and prevents the docoration nib sugar from precipitating in the moulds.

The unique nib sugar particles from Danisco are coated to remain crisp and crunchy in both fresh and heatshocked water ice.

The good flavour release of the refreshing Danisco peppermint flavour is obtained with CREMODAN® 207 SORBETLINE.

This water ice offers an organoleptic adventure through the contrasts of soft water ice, hard crispy decoration nib sugar, and refreshing peppermint against the sweet decoration nib sugar.

For hand-out in PDF format, to receive samples and for more information, please contact your usual Danisco representative.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

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18

DANISCO

First you add knowledge...

24 January 2007 - 15:22

Genencor applauds U.S. President's mandate to increase use of ethanol

State of the Union address raises bar for use of renewable fuels including those made from cellulosic sources.

Genencor today announced it fully supports President George Bush's call to increase usage of ethanol to over 35 billion gallons by 2017 and efforts that support the continuing development of technology to create alternative fuels using renewable resources like wood chips, grasses and agriculture waste.

Genencor, a global producer of enzymes for the ethanol industry, has been instrumental in developing new technologies to convert biomass to ethanol, which if successfully commercialized, could lead to reduced dependence on foreign oil, greater homeland security and a reduction of greenhouse gas emissions.

Since 2000, Genencor has worked with a number of partners including the National Renewable Energy Laboratory to create or advance technologies that could make possible the creation of biorefineries from renewable resources such as corn stover, wood chips and other agricultural materials.

One of the technical hurdles in converting cellulose biomass (the non-food parts of grain and other plant material) to ethanol is enzyme cost and efficiency.

Recently, Genencor announced it expects to supply enzymes to a new biomass-to-ethanol demonstration facility that Mascoma Corporation plans to build in Rochester, N.Y. in the next year. As part of the supply agreement, Genencor plans to also work with Mascoma to continually improve its advanced enzyme products that are key for the conversion of forestry resources like paper pulp, wood chips and new, dedicated energy crops, like switchgrass.

Genencor is also involved in a research consortium sponsored by ADEME, the French National Research Agency, to develop an economic conversion system to add ethanol production to paper pulp mills.

"Energy security and independence of the United States is an an achievable and realistic goal using the technology innovations made possible by biotechnology," said Jack Huttner, vice president, business development for biomass of Genencor. "Genencor has made great strides over the years to develop advanced enzymes for biomass conversion and we believe the dawn of cellulosic ethanol is close at hand."

For further information, please contact:

US: Angela Blackwell, tel. + 1 585-256-6973
Angela.Blackwell@danisco.com

Europe: Carl Johan Corneliussen, tel.+45 3266 2926
Carl.Corneliussen@danisco.com

About Genencor
Genencor, a division of Danisco A/S, is a leading industrial biotechnology company that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2007/pressrelease_376_en.htm

DANISCO

First you add knowledge...

25 January 2007 - 12:15

Danisco's sugar production meets expectations

The 2006 production campaign has just been completed with a satisfactory result.

Danisco's sugar factories in Denmark, Sweden, Finland, Germany and Lithuania processed close to 7 million tonnes of sugar beet during the 2006/07 campaign, generating a production of 1,010,000 tonnes of sugar. The total production output is slightly above Danisco's total EU quota of 996,000 tonnes and therefore in line with the previously announced expectations.

The unseasonable weather conditions in 2006 affected the growth conditions of the sugar beet. The beets were sown later than usual and the very warm and dry summer resulted in a fairly low sugar content. In Sweden and Lithuania, a brief period of hard frost had a very negative effect on the sugar content. Extraordinarily heavy rainfalls in Sweden also had an impact on the beet harvest and consequently a negative effect on the production output. However, the warm autumn and winter weather in the rest of Northern Europe resulted in additional beet growth, which particularly in Denmark contributed to a production output in excess of Danisco's national EU quota.

Executive Vice President Mogens Granborg comments:
'We have reason to be satisfied with this year's output and successful campaign. Parallel with the campaign we have implemented extensive restructuring measures in our sugar unit, which is now adjusted to the conditions provided under the new EU sugar market regime; however, in spite of this, our efficiency has remained high.

Having concentrated our sugar production, Danisco will going forward be producing sugar at seven production sites instead of previously ten.

Danisco's sugar output 2006 by country:

Country	Production (tonnes sugar)	Sugar quota 2006/07 (tonnes sugar)	Sugar yield (tonnes sugar/ha)	Production 2005/06*) (tonnes sugar)
Denmark	375,000	353,000	9.5 (10.5)	(475,000)
Sweden	314,000	326,000	7.7 (8.9)	(406,000)
Finland	130,000	129,000	6.2 (6.4)	(179,000)
Germany	114,000	113,000	8.5 (8.0)	(122,000)
Lithuania	77,000	75,000	6.5 (7.0)	(92,000)

*) Please note that the figures for the 2005 campaign are not directly comparable with this year's production output due to the subsequent extraordinary quota reduction and discontinuation of C sugar production.)

For further information, please contact:
Executive Vice President Thomas B. Olsen, Danisco Sugar, tel.: +45 3266 2500
or
Communications Manager Dorthe Lindgreen, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

Read this press release in Danish

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20

DANISCO

First you add knowledge...

26 January 2007 - 13:50

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees.

Notice no. 01/2007

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the sixth exercise period from 14 December 2006 to 11 January 2007 around 1% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 90%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 25 January 2007, the employees had subscribed and paid for 1,200 shares at a price of DKK 299 in accordance with the warrant programme, and on 26 January 2007 Danisco effected a capital increase of 1,200 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 24,000. The share capital is increased from DKK 978,545,900 (corresponding to 48,927,295 shares of DKK 20 nominal value) to DKK 978,569,900 (corresponding to 48,928,495 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S
tel. +45 3266 2912
E-mail: investor@danisco.com

Media Relations, Danisco A/S
tel. +45 3266 2913
E-mail: info@danisco.com

Read the full release in English here

Read the full release in Danish here

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21.

DANISCO

First you add knowledge...

29 January 2007 - 11:00

Genencor launches Primafast® LUNA, a new cellulase product line for efficient biofinishing of fabrics and garments.

Genencor launched today a new product line for the Textile Biofinishing market, Primafast® Luna.

This product range offers an advantage in terms of fabric surface defibrillation efficacy, while minimizing the shade change of colored fabrics during biofinishing, and rendering improved strength retention to the treated fabrics and garments. These benefits allow Textile Chemical Formulators to develop cellulase-based formulations that can be used for biofinishing after the dyeing process.

Primafast® Luna products are very light in color because they consist of a high-purity enzyme protein and they do not contain any added artificial colorants. The high purity of the Luna products will ensure a consistently good product quality, ease of blending with other chemicals, and excellent storage stability. In addition, Primafast® Luna products have been stabilized with state-of-the-art formulation technology, a feature that Genencor's textile cellulase products have always been renowned for.

Primafast® Luna products can be used in a variety of conditions giving flexibility to choose the parameters most suitable for fabric quality and optimal biofinishing. With this new product line, Genencor is setting a new industry standard for biofinishing cellulases and is broadening its product portfolio.

"Many fabric and garment processors have had the need to perform the biofinishing process after dyeing of their garments, yet this impaired the shade of the fabric," said John Gell, Vice President Textiles and Industrial Specialties at Genencor. "Today, we are delivering to the free market a product line that provides flexibility to processors to carry out biofinishing after dyeing with minimal color change while retaining the strength properties of the treated fabric."

As a leading biotechnology company, Genencor offers value-added solutions for a wide variety of textile processing applications, such as biofinishing, denim processing, desizing and peroxide elimination. To find out more about Primafast® Luna and our complete product portfolio, please visit the website at www.genencor.com or contact your Genencor representative.

About Genencor

Genencor, a division of Danisco, is a leading industrial biotechnology enterprise that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels, and chemicals industries

For further information, please contact:

Ana Maria Bravo-Angel,
Tel. +31 71 568 6168
E-mail: anamaria.bravo@danisco.com

Download our promotional factsheet here.

Printed Tuesday, 13 February 2007 from
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22

DANISCO

First you add knowledge...

31 January 2007 - 13:41

Turkey producers set to benefit from enzymes

Turkey producers across the EU are set to gain increased benefits from the use of specialised feed enzymes following the European Commission's decision to award Danisco Animal Nutrition's Avizyme® 1500 authorisation for use in turkeys. The approval, which was made under EU Council Regulation 1831/2003, means that broiler, layer, turkey and duck producers can now benefit from this multi-enzyme product.

The combined carbohydrase enzyme activities in Avizyme 1500 (xylanase and amylase) improve both fibre and starch digestibility in the feed, thereby increasing dietary energy supply to the bird to fuel lean growth. The unique protease activity in Avizyme 1500 is particularly beneficial in young turkey diets which contain high levels of vegetable protein, such as soybean meal. The protease helps by making the storage proteins in soybean meal more digestible and reduces the impact of residual anti-nutrients that may still be present in the meal, for example trypsin inhibitors and lectins.

Anne-Marie Debicki-Garnier, Regional Technical Manager for Danisco, commented: "This approval is very good news for turkey producers across Europe. Improvements in bird performance help reduce production costs as birds reach specified retailer target weights faster."

For further press information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777 Email: andrea.barletta@danisco.com
Julian Cooksley, Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022 Email: julian.cooksley@kendallscom.co.uk

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23

DANISCO

First you add knowledge...

6 February 2007 - 11:49

Danisco innovates with a new natural and cost-effective solution to protect meat and poultry flavour and taste.

Today, Danisco, world leader in food protection solutions, introduces GUARDIAN™ Green Tea Extracts, specifically selected for their outstanding antioxidative properties on heat-treated meat and poultry products.

Green tea is traditionally positioned as a flavour agent used mostly in beverages. Danisco is the first ingredient company to use the antioxidative properties of green tea to effectively protect the shelf life of meat and poultry products.

According to unique scientific and application data from Danisco Food Protection Center in Brabrand, GUARDIAN™ Green Tea Extracts are demonstrating flavour performances on meat products that are superior than synthetic antioxidants such as BHA. Furthermore, this new range is also very cost-effective compared to other natural solutions and brings a healthy and natural brand image to meat products.

"Thanks to the high quality extraction process, GUARDIAN™ Green Tea Extracts have a low flavour intensity, therefore preserving a nice meat taste." says Jorgen Sorensen, Danisco Business Director for Antioxidants."Our trials have also shown that the meat treated with GUARDIAN™ Green Tea Extracts maintains its flavour for a longer period than meat treated with other natural or synthetic solutions."

Following the trend for natural solutions, natural antioxidants including herbal extracts are performing particularly well with a growth rate comprised between 6 and 8% per year worldwide at the expense of synthetic solutions.

GUARDIAN™ Green Tea Extracts is part of the Danisco Food protection range also including:

- GUARDIAN™ Rosemary Extracts
- GRINDOX™ Antioxidants
- EMBANOX™ Antioxidants
- TEXEL® Meat Cultures
- HOLDBAC™ Protective Cultures
- NISAPLIN® Natural Antimicrobials
- NATAMAX® Natural Antimicrobials
- NovaGARD™ Antimicrobial Systems.

GUARDIAN™, GRINDOX™, EMBANOX™, TEXEL®, HOLDBAC™, NISAPLIN® and NATAMAX® are registered trademarks of Danisco A/S

For more information, please contact:

Nathalie Brosse (+33 6 77 79 76 33)
For sales, please fill out this contact form - click here

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday

life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally.

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DANISCO

First you add knowledge...

RECEIVED

2 November 2006 - 10:00

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees.

Notice no. 14/2006

In the fifth exercise period from 19 September 2006 to 17 October 2006 around 1% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 89%.

The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 November 2006, the employees had subscribed and paid for 650 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 November 2006 Danisco effected a capital increase of 650 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 13,000.

The share capital is increased from DKK 978,532,900 (corresponding to 48,926,645 shares of DKK 20 nominal value) to DKK 978,545,900 (corresponding to 48,927,295 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S, tel: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel: +45 3266 2913, e-mail: info@danisco.com

Read the English release in PDF format here.

Read the Danish release in PDF format here.

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_202_en.htm

DANISCO

First you add knowledge...

9 November 2006 - 12:30

New reporting structure in connection with Unfolding the Potential

The Announcement of Results for Q1 2006/07 revealed a reorganisation of the Ingredients segment.

Notice no.15/2006

The Announcement of Results for Q1 2006/07 revealed a reorganisation of the Ingredients segment, the implementation of which is progressing as planned.

To enable comparison of historical figures, appendices 1, 2 and 3 provide supplementary financial data for the Ingredients and Sugar segments for the four quarters in 2005/06 and the first quarter of 2006/07.

The Announcement of Results for Q2 2006/07 will be published on 14 December 2006.

Please direct any queries to Investor Relations.

Yours faithfully,

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S, tel: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel: +45 3266 2913, e-mail: info@danisco.com

Read the appendices and release in English here

Read the appendices and release in Danish here

Printed Thursday, 15 February 2007 from http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_203_en.htm

3

DANISCO

First you add knowledge...

27 November 2006 - 16:45

Election of employee representatives to the Board of Directors of Danisco A/S

The election of company representatives to the Board of Directors of Danisco A/S was held on 23 November 2006.

Notice no. 16/2006

The result of the election was that Lis Glibstrup and Flemming Kristensen were re-elected and Anja Lund Thomsen and Anne Agger Sparsø were elected as alternates. They will all serve for a 4-year period.

The election of a group representative on the Board of Directors of Danisco A/S is scheduled to take place on 4 December 2006. The result will be communicated after the election.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel: + 45 3266 2912
Media Relations, Danisco A/S, tel: + 45 3266 2913

Read this release in Danish

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4.

RECEIVED

DANISCO

First you add knowledge...

4 December 2006 - 15:00

Election of employee representatives to the Board of Directors of Danisco A/S

The election of a group representative to the Board of Directors of Danisco A/S was held on 4 December 2006.

Notice no. 17/2006

The result of the election was that Bent Willy Larsen was re-elected and Klaus Hansen was elected as alternate. They will both serve for a 4-year period.

Following the election, the Board of Directors of Danisco A/S comprises Anders Knutsen, Chairman, Jørgen Tandrup, Deputy Chairman, Håkan Björklund, Kirsten Drejer, Lis Glibstrup, Peter Højland, Flemming Kristensen, Bent Willy Larsen and Matti Vuoria.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel: + 45 3266 2912
Media Relations, Danisco A/S, tel: + 45 3266 2913

Read this release in Danish

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5

DANISCO

First you add knowledge...

14 December 2006 - 11:37

H1 results announcement

Announcement of results for H1 2006/07 1 May - 14 December 2006

Notice no.18/2006

Performance in H1 2006/07 as expected

In the first six months of 2006/07 Danisco recorded revenue of DKK 10,423 million, EBIT before special items of DKK 1,221 million and consolidated profit of DKK 643 million. Earnings and cash flows in both Ingredients and Sugar were in line with expectations. The implementation of 'Unfolding the potential' is progressing as planned, while the restructuring in Sugar is being executed ahead of plan.

Highlights

- 6% organic growth in Ingredients
- EBIT margin in Ingredients up 0.6 percentage points to 13.7%
- Cash flow from operating activities at DKK 2,769 million as expected
- Investment programme in the growth segments enzymes, cultures and xylitol progressing well
- Major challenges for sugar industry as renounced sugar quotas are insufficient
- Danisco plans for production of bioethanol in Germany

Outlook for 2006/07

Revenue is maintained at around DKK 21.0 billion but revenue in Ingredients is upgraded by DKK 250 million to approximately DKK 13.75 billion, chiefly attributable to stronger organic growth. Revenue in Sugar is downgraded by the same amount due to market conditions. EBITDA before special items and share-based payments is lifted DKK 50 million to around DKK 3,300 million as a result of Sugar's faster-than-expected execution of the restructuring plan and miscellaneous other income. The upgrade of EBITDA is offset by an increase in special items, which are now expected to be a net expense of around DKK 175 million. In consequence, the outlook for consolidated profit before share-based payments and after special items is maintained at around DKK 1 billion.

Read the full H1 report in English here

Read the full H1 report in Danish here

6.

DANISCO

First you add knowledge...

26 January 2007 - 13:50

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees.

Notice no. 01/2007

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the sixth exercise period from 14 December 2006 to 11 January 2007 around 1% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 90%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 25 January 2007, the employees had subscribed and paid for 1,200 shares at a price of DKK 299 in accordance with the warrant programme, and on 26 January 2007 Danisco effected a capital increase of 1,200 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 24,000. The share capital is increased from DKK 978,545,900 (corresponding to 48,927,295 shares of DKK 20 nominal value) to DKK 978,569,900 (corresponding to 48,928,495 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S
tel. +45 3266 2912
E-mail: investor@danisco.com

Media Relations, Danisco A/S
tel. +45 3266 2913
E-mail: info@danisco.com

Read the full release in English here

Read the full release in Danish here

Biofuels Briefing
Goldman Sachs International

GENENCOR®
A Danisco Division

RECEIVED
2007 FEB 20 P 12:43


Switchgrass


Cornstover


Sugarcane

Biographical highlights

GENENCOR®
A Danisco Division

Jack Huttner, Vice President, Biorefinery Business Development

Career highlights

- Joined Genencor in 1998
- Formerly led the communications & public affairs function of Genencor International, Inc. (NASDAQ: GCOR)
- Industry Leadership Roles
  - EuropaBio. Chairman, White Biotech Council, member executive committee of the Board of Managers
  - BIO. Member of the Governing Board, Industrial Biotechnology Section
  - Biomass R&D Technical Advisory Committee. Re-appointed by Bush Administration to oversee US Government's R&D strategy for bioenergy development

Agenda

GENENCOR®
A Danisco Division

- Why Cellulosic Ethanol?
- What Is Cellulosic Ethanol?
- The Challenge of Value Chain Integration
- Biorefinery Business Model Options
- Sustainability Impacts of the Ethanol Industry
- Policy Context Will Impact Development



Why Biofuels from Cellulosics?
US gasoline replacement

GENENCOR®
A Danisco Division



BGPY gasoline
160
140
120
100
80
60
40
20
0
0
20
40
60
80
100
120
30% is limit of cellulosic ethanol w/o major agricultural systems overhaul & dedicated energy crops
10-12 BGPY limit for starch ethanol

Agenda

GENENCOR®
A Danisco Division

- Why Cellulosic Ethanol?
- **What Is Cellulosic Ethanol?**
- The Challenge of Value Chain Integration
- Biorefinery Business Model Options
- Sustainability Impacts of the Ethanol Industry
- Policy Context Will Impact Development



Sources of Cellulosic Biomass

GENENCOR®
A Danisco Division


Switchgrass


Corn stover


Corn




Wood chips




Sugarcane

Advanced Cellulase Development Program

GENENCOR®
A Danisco Division

- NREL project structure and funding
  - U.S. Department of Energy (DOE) funded ~ US$17 million over a 4-year period beginning in June 2000
  - Sub-contract through the National Renewable Energy Laboratory (NREL)
  - Genencor contributed ~US$ 5m (~US$ 3m out-of-pocket)
- Goal: Improved low-cost cellulase for biomass conversion to ethanol
  - Original program targeted a 10-fold cellulase cost reduction
  - Program achieved a 30-fold reduction
- Awards
  - R&D Magazine, Top 100 Innovations, 2004





Renewable Carbon: Theoretical Ethanol Yields

GENENCOR®
A Danisco Division

Feedstock	ethanol yield / dry ton*	
	Gallons	Liters
Cane bagasse	112	424
Corn stover	113	428
Rice straw	110	416
Forest thinnings	82	310
Hardwood sawdust	101	382
Mixed paper	116	439

Note: Cellulose & hemicellulose utilized (C6 & C5 sugars)

Agenda

GENENCOR®
A Danisco Division

- Why Cellulosic Ethanol?
- What Is Cellulosic Ethanol?
- **The Challenge of Value Chain Integration**
- Biorefinery Business Model Options
- Sustainability Impacts of the Ethanol Industry
- Policy Context Will Impact Development



Biomass Value Chain Integration Status

GENENCOR®
A Danisco Division


FEEDSTOCK
Corn stover,
bagasse, pulp, etc.
No infrastructure for some
No collection implements
PRETREATMENT
Mechanical or
thermo chemical
Process choice needed
ENZYME
HYDROLYSIS
Complex sugars to
simpler sugars
Enzyme cocktail tuned to
feedstock & pretreatment
Current
GCOR role
FERMENTATION
Yeast to ethanol (C-6)
Need to utilize C5 sugars
Ethanol and other biochemicals
FEEDSTOCK
PRETREATMENT
ENZYME
HYDROLYSIS
FERMENTATION

Biorefinery: A System Level View

GENENCOR®
A Danisco Division



Pretreatment
Solid/Liquid Separation
Enzyme Production
Enzymatic Hydrolysis
Fermentation of Cellulosic Sugars
Fermentation of Hemicellulose Sugars
Product Recovery
Products
Residue Processing
Coproducts
Current yeast, C6 sugars
New fermentative organism, C5 sugars

Today's Competitive Environment

GENENCOR®
A Danisco Division

The winners will be the technology integrators who can deploy to the market & rapidly build ethanol capacity. Each must select & optimize four unit operations: substrate, pretreatment, enzyme hydrolysis and fermentation.

- Cellulosic Ethanol Technology Integrators:
  - Iogen
  - Broin
  - Abengoa
  - Mascoma
  - SunOpta
  - DuPont
  - Xethenol
  - Cellunol
  - Bioenergy

Agenda

GENENCOR®
A Danisco Division

- Why Cellulosic Ethanol?
- What Is Cellulosic Ethanol?
- The Challenge of Value Chain Integration
- **Biorefinery Business Model Options**
- Sustainability Impacts of the Ethanol Industry
- Policy Context Will Impact Development



A New Industry Needs A New Paradigm

GENENCOR®
A Danisco Division

Cellulosic ethanol will not be like starch ethanol:

- Enzyme solutions will be specific to each substrate & integrated solution
- Enzyme dosing is high
- Whole broth (liquid) formulation
  - Transportation costs are a significant factor
  - Need to protect IP contained in the whole broth product

Enzyme production should be proximate or co-located with biorefineries

Exploring New Business Models

GENENCOR®
A Danisco Division

Genencor's value proposition:

We will build and deliver to our partners a sustainable advantage in protein production and enzyme performance so that the biorefinery operates at optimal efficiency.

- Enzyme production integrated into the biorefinery
  - Dedicated production capacity
  - Shared location & infrastructure
- Sharing value
  - Enzyme improvements will make the biorefinery more profitable

Agenda

GENENCOR®
A Danisco Division

- Why Cellulosic Ethanol?
- What Is Cellulosic Ethanol?
- The Challenge of Value Chain Integration
- Biorefinery Business Model Options
- **Sustainability Impacts of the Ethanol Industry**
- Policy Context Will Impact Development



Benefits of the Biobased Economy Contributes to Industrial Sustainability

GENENCOR®
A Danisco Division

- Economic
  - – Low cost, renewable carbon feedstock for fuel & chemicals
  - – New product and market opportunities from "protein products"
  - – Improved balance of trade & energy independence
- Environmental
  - Pollution prevention, reduced emissions of GHG and toxics
  - 'Green' fuels, chemicals and materials
  - Reusable & recyclable products
- Social
  - Rural economic diversification and growth
  - Developing countries can access the biobased economy
  - Improvements in human/environmental health and quality of life

U.S. Economic Impact of Ethanol in 2005

GENENCOR®
A Danisco Division

- Added US$ 32bn to gross output
- Supported the creation of 154,000 jobs throughout the economy
- Boosted U.S. household income by US$ 5.7bn through increased economic activity and jobs
- Added US$ 1.9bn of tax revenue to federal government and US$ 1.6bn to state and local governments
- Displaced 170 million barrels of imported oil valued at US$ 8.7bn
- Starch-based ethanol consumed 1.4 billion bushels of corn, worth US$ 2.9bn accounting for ~13% of the corn harvest
- Farmer-owned producer cooperatives operate half of the fuel ethanol plants representing 40% of industry capacity

Source: Renewable Fuel Association

Climate Change: Impact of Ethanol in US

GENENCOR®
A Danisco Division

- 2005
  - Ethanol use reduced CO2 equivalent emissions by approximately 8 million tons = annual emissions of 1.2 million cars from the road1
- Biofuels future potential
  - Reduce CO_2 equivalent emissions by approximately 1.7 billion tons roughly 80% of transportation-related emissions and 22% of total USA emissions in 2002[2]



1. Argonne National Laboratory, GREET 1.7 Model;
2. US EPA Inventory of US GHG Emissions & Sinks, 2004

Agenda

GENENCOR®
A Danisco Division

- Why Cellulosic Ethanol?
- What Is Cellulosic Ethanol?
- The Challenge of Value Chain Integration
- Biorefinery Business Model Options
- Sustainability Impacts of the Ethanol Industry
- **Policy Context Will Impact Development**



US Policy Highlights: A Work in Progress

GENENCOR®
A Danisco Division

- February, 1999 Foreign Affairs Article
  - Senator Lugar, former CIA Director Jim Woolsey
- 1999, Presidential Executive Order #13134
  - Established national commitment to bioenergy
- 2000, Sustainable Fuels & Chemicals Act (Biomass R&D Act)
  - Established R&D Technical Advisory Committee
- 2002, Farm Bill, Energy Title
  - Made biorefineries a national farm policy goal
- 2005, Energy Bill
  - Set 7.5 billion gallon per year RFS & cellulosic ethanol goal of 250 million gallon/year
- State of the Union (1/31/06)
  - 2006, President Bush calls for "Cellulosic Biorefinery Initiative".

Public Policy Framework: EU

GENENCOR®
A Danisco Division

- EU biofuels directive, July 2004
- Environmental Technology Action Plan (ETAP)
- Common agricultural policy
  - Set aside land
  - Energy crop aid
- White Biotechnology & Sustainable Chemistry, Technology Platform (DG Research)
- Renewable raw materials policy (DG Industry)
- Biomass action plan, December 2005
- Member State incentives to stimulate industrial biotechnology development

Appendix

GENENCOR®
A Danisco Division



Sources of information

GENENCOR®
A Danisco Division

- Biomass publications on line @ US Dept. of Energy
  www.eere.energy.gov/biomass/publications.html
- Biomass as Feedstock for a Bioenergy and Bioproducts Industry, US Dept. of Agriculture
  www.eere.energy.gov/biomass/pdfs/final_billionton_vision_report2.pdf
- Biomass, NREL
  www.nrel.gov/docs/fy04osti/35523.pdf
- European bioeconomy website:
  www.bio-economy.net

DANISCO

First you add knowledge...

2 November 2006 - 10:00

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees.

Notice no. 14/2006

In the fifth exercise period from 19 September 2006 to 17 October 2006 around 1% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 89%.

The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 November 2006, the employees had subscribed and paid for 650 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 November 2006 Danisco effected a capital increase of 650 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 13,000.

The share capital is increased from DKK 978,532,900 (corresponding to 48,926,645 shares of DKK 20 nominal value) to DKK 978,545,900 (corresponding to 48,927,295 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S, tel: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel: +45 3266 2913, e-mail: info@danisco.com

Read the English release in PDF format here.

Read the Danish release in PDF format here.

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_202_en.htm

3,

DANISCO

First you add knowledge...

6 November 2006 - 19:31

Strong beet seed sales boost confidence

Danisco Seed, Holeby, Denmark, is bracing itself for new market conditions following the EU sugar reform

The reform of the EU sugar market regime is not only a challenge to the growers and factories. Danisco Seed, Holeby, which sells MARIBO beet seeds to about 40 countries, is also facing sharply changed market conditions.

In this season alone, the EU beet acreage has declined by around 10%, but Danisco Seed has nevertheless managed to increase sales.

President Niels H. Gram, Danisco Seed, estimates that sales of MARIBO seed in the EU could drop by 25% over the next few years. Some markets will more or less disappear. In Italy, until recently one of Danisco Seed's focus areas, two thirds of the beet acreage has disappeared this year. Italy has therefore shifted from being a core market to a "Miscelleneous" market for Danisco Seed.

Potential exists

However, there are certain opportunities in markets outside the EU. Danisco Seed already has a strong foothold in the Russian and Belarussian markets, which offer huge potential. And Croatia, Serbia and Iran could also become attractive markets, President Niels H. Gram, assesses.

'In addition to these countries, we have singled out a few markets in the EU where increased efforts could improve results. These markets include Scandinavia, France and the UK.

Sugar production is to be cut by 25% in the EU, but this does not imply that all countries cut down production by 25% - some will cut more, some less. Ireland has already closed down its entire production while Italy and Spain have reduced their production markedly. We still see potential for increasing our market shares in some of the EU countries, and that is the strategy we intend to pursue,' Niels H. Gram says.

Sales data boost confidence

Danisco Seed's confidence is underpinned by the sales data for the current season; the company's market leading positions in Hungary, the Czech Republic and Slovakia are intact. Large market shares have been won in Denmark and Sweden.

'We carry the products in demand by our customers. Our new seed varieties, Belize, Palace and Kingston, have the properties in demand by industry and growers alike. They are of a high quality, are high performing and have a smooth surface,' Sales and Product Manager Per Steen, Danisco Seed, emphasises.

Danisco Seed aims at maintaining the positive development by carrying varieties that outperform those of the competitors.

'We already carry strong products and more are in the pipeline. Seed varieties are replaced at an increasing pace; previously we carried a variety for ten years, but now we only expect to sell the same variety for 3-4 years.

Growers are very focused on the financial aspect whereas previously they preferred to know a particular beet variety. Today, growers pay attention to how seed varieties perform in official tests, and here we actually do quite well,' Per Steen says.

Penetrating France and the UK

Having attempted to penetrate the French market for many years, Danisco Seed is now about to enter into a local company. Once on the market, MARIBO seed will most likely win market shares due to its qualities. This was at least the case in the UK where the Palace and Kingston varieties are well suited for UK growing conditions.

Niels H. Gram: 'This year we will penetrate the UK market strongly while sales last year were more modest because our varieties were new on the market. We expect to win a large market share, and since the market is big – bigger than Denmark and Sweden combined – it could become quite valuable to us.'

Huge sales outside the EU

The reason why they have a fairly relaxed attitude to the EU reform in Holeby is that in addition to having confidence in their own beet varieties, Danisco Seed has gradually generated large sales outside the EU – in fact, more than half of the total volume. Russia and Belarus are the main buyers.

'The Russian market has virtually exploded due to the high world market price of sugar and the relatively strong Russian economy. Since Russia is only 50% self-sufficient in sugar, sugar beet growing offers huge potential.

Our sales in Russia have nearly doubled and although we sell a cheaper product there, Russia has become our biggest market in revenue as well as volume terms,' Niels H. Gram says.

Danisco Seed's response to the EU challenge is therefore: Focus on certain EU markets and enhanced sales efforts in non-EU markets such as Russia, Belarus, Ukraine, Croatia, Serbia and Iran. According to Niels H. Gram, the latter could become interesting.

Sales of MARIBO seed in Iran have gone up from 5,000 to 17,000 bags. By comparison, the entire Danish seed market accounts for about 42,000 packages

High activity in Holeby

Danisco Seed also has a minor sale of sunflower and pea seeds but beet seeds will undoubtedly continue to be the strategic focus area in the future.

'Sugar beet is our main income and growth will come from market developments,' Niels H. Gram ascertains. Given the circumstances we are doing quite well and are confident about the future. We are certain that the future is bright for us.

On a 5-6-year outlook we may see a slight decline in volume but we expect our capacity here in Holeby to remain unchanged; we develop new varieties and we process and market the seed that we receive from the multiplication in Northern Italy and Southern France. We also undertake extensive internal testing and official testing here in Holeby and the growers can look forward to many new exciting varieties in the coming seasons.

For further information, please contact:

Jesper Due Pedersen, Marketing Manager on tel: +45 5460 6177

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_100_en.ht

4.

DANISCO

First you add knowledge...

6 November 2006 - 20:33

YO-MIX™ Vegetal, a unique range of dairy-free cultures by Danisco

During HIE 2006, Danisco will present its new YO-MIX™ Vegetal range of culture blends developed for dairy free soy yogurts.

These cultures are certified kosher pareve which guarantees they do not contain any meat or dairy products and have not come in contact with either, thereby supporting dairy-free claims on final products.

"In addition to being dairy-free, YO-MIX™ Vegetal cultures provide a clean and fresh taste that masks the characteristic beany flavour of soy", says Catherine Duong, Fresh Fermented Business Development Manager for Danisco Cultures". They have also been carefully selected to enable processors to easily succeed in fermenting soy and in particular soy protein isolates."

The YO-MIX™ Vegetal range can also be used for other dairy alternatives based on oat, almond and rice and is suitable for use in vegetarian or vegan products.

According to Euromonitor, soy yogurts represented approximately 12% of the 1.9 B€ global market for soy-based dairy alternatives in 2005 with a 17% annual growth rate.

Indeed, consumers increasingly consider dairy-free products in their everyday diet, following the trend for all-natural products and the growing awareness of people suffering from lactose maldigestion.

Soy-based products also benefit from an improved health image due to the possibility to use cholesterol reduction claims that were approved by the FDA in the US and the JHCI in the UK*.

*Combining 25g of soy protein a day with a diet low in saturated fat and cholesterol may significantly lower total cholesterol levels, thereby potentially reducing the risk of heart disease (FDA & JHCI approved)

YO-MIX™ is a registered trademark of Danisco A/S

For further information, please contact:

Nathalie Brosse, Communications, tel: +33 1 5660 4726

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_101_en.ht

5.

DANISCO

First you add knowledge...

9 November 2006 - 12:30

New reporting structure in connection with Unfolding the Potential

The Announcement of Results for Q1 2006/07 revealed a reorganisation of the Ingredients segment.

Notice no.15/2006

The Announcement of Results for Q1 2006/07 revealed a reorganisation of the Ingredients segment, the implementation of which is progressing as planned.

To enable comparison of historical figures, appendices 1, 2 and 3 provide supplementary financial data for the Ingredients and Sugar segments for the four quarters in 2005/06 and the first quarter of 2006/07.

The Announcement of Results for Q2 2006/07 will be published on 14 December 2006.

Please direct any queries to Investor Relations.

Yours faithfully,

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S, tel: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel: +45 3266 2913, e-mail: info@danisco.com

Read the appendices and release in English here

Read the appendices and release in Danish here

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_203_en.htm

6.

DANISCO

First you add knowledge...

19 November 2006 - 16:35

Danisco develops Peach Melba low-fat ice cream

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed a Peach Melba low-fat ice cream.

Reduction of fat in ice cream often affects taste, texture and quality negatively. Leading-edge food ingredients can, however, solve these problems.

Litesse® II as bulking agent in combination with a Danisco Cream Flavour mimic the taste and mouthfeel of a standard ice cream.

CREMODAN® 1101 IcePro LF creates smaller initial ice crystals and protects these during temperature fluctuations. The result is an ice cream as close to the real deal as possible.

This ice cream is flavoured with a Commensense™ Peach Flavouring. A refreshing raspberry ripple has been swirled in creating a delicious low-fat peach melba ice cream

For hand-out in PDF format, to receive samples and for more information, please contact Danisco sales.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_103_en.ht

7.

DANISCO

First you add knowledge...

19 November 2006 - 16:35

Danisco combines tradition and science to offer HOWARU™ Kefir Bifido in a unique probiotic ethnic shot

At HIE, Danisco presented a unique kefir shot including HOWARU™ Kefir Bifido, a kefir blend combined with a probiotic strain with documented immune-modulating properties - adding a further health-enhancing benefit to this energising dairy beverage.

The new blend is part of the Danisco Kefir range based on real freeze-dried kefir grains, that are coming with a long list of reputed health benefits, yeasts and lactic cultures to provide various textures and flavour intensity.

In addition to the kefir shot presented at the HIE, Danisco developed five appealing and trendy kefir formulations from a traditional Snow Rose kefir as known from centuries to other differentiating possibilities with Lemon Cooler, Strawberry Sensation, Oriental Delight or Apple Blossom.

"Our new kefir formulations provide not only a unique refreshing sensation but also an extended shelf life compared to traditional kefir reaching up to 21 days", says Jana Parn, M.Sc., Dairy Application Specialist.

Thanks to its light fizziness, nutty flavour and Caucasian origins, kefir is spreading from its traditional roots in Eastern and Central Europe, where it represents 1,2 million tons*, to other regions, opening up a world of opportunities.

HOWARU™ is a registered trademark of Danisco A/S
* Danisco estimates

For more information, please contact:
Nathalie Brosse +33 1 5660 4726

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_102_en.ht

DANISCO

First you add knowledge...

21 November 2006 - 12:10

Hanne Frøkiær receives Danisco Award 2006

The Danisco Award 2006 goes to PhD Hanne Frøkiær, Associate Professor at BioCentrum under the Technical University of Denmark (DTU).

She receives the Award along with DKK 250,000 for her research into the effect of food on the immune system with particular focus on microorganisms, fats and bioactive proteins.

'Hanne Frøkiær's food research shows that food is more than just nutrition - it's also disease prevention. The interaction between the food we eat and the human genes may ultimately provide us with an understanding of how ordinary food can improve our health,' said CEO Tom Knutzen, Danisco A/S, at the award ceremony.

The Award was presented at a conference on European food innovation in Copenhagen, Denmark, on Tuesday 21 November.

Hanne Frøkiær is an internationally acclaimed scientist and participates in several major research programmes, including the EU project "Healthy Profood". She is currently heading research projects with combined grants of more than DKK 10 million. As a result of her efforts, BioCentrum-DTU has achieved a unique position globally within nutritional immunology.

For further information, please contact:

Tom Knutzen, CEO, Tel.: +45 32 66 20 00

Carl Johan Corneliussen, Media Relations Manager,
Tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27

Read the factsheet in English

Read the factsheet in Danish

Read this press release in Danish

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2006/pressrelease_373_en.htm

9.

DANISCO

First you add knowledge...

27 November 2006 - 16:45

Election of employee representatives to the Board of Directors of Danisco A/S

The election of company representatives to the Board of Directors of Danisco A/S was held on 23 November 2006.

Notice no. 16/2006

The result of the election was that Lis Glibstrup and Flemming Kristensen were re-elected and Anja Lund Thomsen and Anne Agger Sparsø were elected as alternates. They will all serve for a 4-year period.

The election of a group representative on the Board of Directors of Danisco A/S is scheduled to take place on 4 December 2006. The result will be communicated after the election.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel: + 45 3266 2912
Media Relations, Danisco A/S, tel: + 45 3266 2913

Read this release in Danish

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_204_en.htm

10.

DANISCO

First you add knowledge...

4 December 2006 - 15:00

Election of employee representatives to the Board of Directors of Danisco A/S

The election of a group representative to the Board of Directors of Danisco A/S was held on 4 December 2006.

Notice no. 17/2006

The result of the election was that Bent Willy Larsen was re-elected and Klaus Hansen was elected as alternate. They will both serve for a 4-year period.

Following the election, the Board of Directors of Danisco A/S comprises Anders Knutsen, Chairman, Jørgen Tandrup, Deputy Chairman, Håkan Björklund, Kirsten Drejer, Lis Glibstrup, Peter Højland, Flemming Kristensen, Bent Willy Larsen and Matti Vuoria.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel: + 45 3266 2912
Media Relations, Danisco A/S, tel: + 45 3266 2913

Read this release in Danish

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_205_en.htm

11.

DANISCO
First you add knowledge...

8 December 2006 - 15:50

New Low Fat Ice Cream Solution

New GRINDSTED IcePro SS creates a creamy, indulgent soft serve ice cream while cutting fat from the traditional 5-7% to as low as 1%.

With health and wellness concerns sweeping the globe, consumers seemingly are looking for the impossible. They want the same combination of traditional flavor and mouthfeel in a product with fewer calories and less fat. Now soft serve ice cream manufacturers can take advantage of Danisco's technological innovation to create an indulgent treat that trims the fat while trimming production costs as well.

New GRINDSTED IcePro SS, a line extension within the Danisco GRINDSTED IcePro family of patent pending stabilizers, creates a creamy, indulgent soft serve ice cream while cutting fat from the traditional 5-7% to as low as 1%.

This means that formulators can cut out more than half the fat, without negatively affecting taste, flavor or product stability. The cost of production is trimmed as well with the savings recovered from lower butterfat use.

Traditionally the butterfat content supplies the creamy mouthfeel, smooth texture and rich flavor consumers expect from ice cream. However for consumers it adds unwanted calories and fat and for manufacturers, higher cost.

The new GRINDSTED IcePro SS stabilizer functions as a product that improves/maintains texture while maintaining fat perception, all while allowing manufacturers to cut production costs – a rare combination in the frozen dessert industry.

"Soft serve ice cream is traditionally eaten away from home, so it really stands out as a special eating occasion," says Jennifer Lindsey, Dairy Industry Manager, Danisco. "With studies that show texture and flavor perception inextricably linked, it is important to ensure the entire eating experience lives up to expectations. Now consumers can actually indulge in a healthier product that still provides all of the fun and enjoyment they expect from soft serve ice cream."

Taste panelists rated 1% fat soft serve ice cream prepared with GRINDSTED IcePro SS just as creamy as 5% fat soft serve. Overall the taste panelists perceived the 1% GRINDSTED IcePro SS as having the same fat content as the 5% fat soft serve ice cream. Additional sensory testing showed no significant difference in preference between 5% fat soft serve and 10% fat soft serve. So even in premium soft serve products, the fat could be reduced by half yet retain full flavor and sensory characteristics.

Recognizing that every formulation is unique, Danisco specializes in designing stabilizer systems tailored to individual product needs. GRINDSTED IcePro SS ingredients have FDA GRAS designation. Indulgence can now be just a bit better for the waistline as well as the bottom line.

12

DANISCO

First you add knowledge...

14 December 2006 - 11:37

H1 results announcement

Announcement of results for H1 2006/07 1 May - 14 December 2006

Notice no.18/2006

Performance in H1 2006/07 as expected

In the first six months of 2006/07 Danisco recorded revenue of DKK 10,423 million, EBIT before special items of DKK 1,221 million and consolidated profit of DKK 643 million. Earnings and cash flows in both Ingredients and Sugar were in line with expectations. The implementation of 'Unfolding the potential' is progressing as planned, while the restructuring in Sugar is being executed ahead of plan.

Highlights

- 6% organic growth in Ingredients
- EBIT margin in Ingredients up 0.6 percentage points to 13.7%
- Cash flow from operating activities at DKK 2,769 million as expected
- Investment programme in the growth segments enzymes, cultures and xylitol progressing well
- Major challenges for sugar industry as renounced sugar quotas are insufficient
- Danisco plans for production of bioethanol in Germany

Outlook for 2006/07

Revenue is maintained at around DKK 21.0 billion but revenue in Ingredients is upgraded by DKK 250 million to approximately DKK 13.75 billion, chiefly attributable to stronger organic growth. Revenue in Sugar is downgraded by the same amount due to market conditions. EBITDA before special items and share-based payments is lifted DKK 50 million to around DKK 3,300 million as a result of Sugar's faster-than-expected execution of the restructuring plan and miscellaneous other income. The upgrade of EBITDA is offset by an increase in special items, which are now expected to be a net expense of around DKK 175 million. In consequence, the outlook for consolidated profit before share-based payments and after special items is maintained at around DKK 1 billion.

Read the full H1 report in English here

Read the full H1 report in Danish here

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2006/investor_206_en.htm

13.

DANISCO

First you add knowledge...

14 December 2006 - 15:45

Lactobacillus acidophilus NCFM™: a probiotic alternative to traditional intestinal pain killers?

Today in Nature Medicine, researchers from Inserm (French National Institute of Health and Medical Research) and Danisco uncover the results of their study demonstrating for the first time that the oral administration of Lactobacillus acidophilus NCFM™ mediates analgesic functions in the gut equivalent to morphine effects.

The results, patented by Danisco, suggest that the microbiology of the intestinal tract influences visceral pain perception and open new perspectives in the treatment of abdominal pain and Irritable Bowel Syndrome (IBS) with this unique probiotic strain.

"When we put intestinal epithelial cells in contact with various lactic acid bacteria, Lactobacillus acidophilus NCFM™ induce a significant expression of μ opioid receptor (MOR) and receptors for cannabinoid (CB2) that exert an analgesic effect", says Pr Desreumaux*, principal author of the study.

"One could envision NCFM to be prescribed for intestinal functional disorders or co-administrated with morphine to relieve serious gastrointestinal pathologies, therefore reducing the morphine doses and related side effects."

Marketed worldwide under the name HOWARU™ Dophilus by Danisco, Lactobacillus acidophilus NCFM™ is one of the world's most tested probiotic strains. It is backed by extensive scientific documentation that proves its gut health benefits as well as its long-term stability.

In view of today's findings, Danisco plans to develop HOWARU™ Dophilus in new commercial applications with selected partners from the pharmaceutical, dietary supplement and food industries.

In addition to its unique ability to survive passage through the gastrointestinal tract and its adherence to intestinal mucosa, HOWARU™ Dophilus is the only commercially available Lactobacillus acidophilus with a fully sequenced annoted genome.

Abdominal or intestinal pain is a common symptom among the population worldwide with 10 to 20%** of adults, particularly women suffering from intestinal functional disorders, also known as Irritable Bowel Syndrome.

* Head of the Department of Gastrointestinal Diseases and Nutrition at Lille Hospital, France and Research Director at Inserm
** Worldwide prevalence figures from the World Health Organization

HOWARU™ is a registered trademark of Danisco A/S
NCFM™ is a registered trademark of North Carolina State University with global marketing rights exclusively licensed to Danisco

For more information please contact:

Nathalie Brosse
Tel.: +33 6 77 79 76 33

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_108_en.ht

H.

DANISCO

First you add knowledge...

20 December 2006 - 20:00

Mascoma awarded New York state contract to build and operate $20 million cellulosic ethanol demonstation facility

Receives $14.8 million for project planned for Rochester, NY; planning to partner with Genencor to supply advanced enzyme systems.

Mascoma Corporation, a leader in cellulosic biomass-to-ethanol development and production, announced today it has received a $14.8 million award from the New York State Department of Agriculture and Markets and the New York State Energy Research and Development Authority to build and operate a biomass-to-ethanol demonstration plant in Rochester, New York, pending local permit approvals and definitive agreements among the relevant parties.

The project will focus on demonstrating "cellulose to ethanol" technology and industrial processes. International Paper Co., Cornell University, Clarkson University and the Natural Resources Defense Council join Mascoma and Genencor as part of a consortium supporting the project.

The facility is expected to operate using a number of New York State agricultural and/or forest products as biomass, including paper sludge, wood chips, switch grass and corn stover.

Genencor also plans to add capacity at its existing manufacturing facility to supply enzymes to the demonstration facility. Following completion of design, engineering and site agreements and the required approval process, Mascoma estimates it will take 10-12 months to construct the pilot plant and begin operations.

Mascoma was founded in 2005 by biomass industry pioneers Drs. Lee R. Lynd and Charles Wyman of Dartmouth College. With financial backing of $39M from a syndicate of leading venture capital firms led by founding investor Khosla Ventures, Mascoma plans to build, operate and manage a 15,000 square foot facility in New York State to complete testing of multiple feedstocks and technologies for biomass ethanol.

"After decades of research and development around the world, cellulosic ethanol technology has reached a point where we are ready to demonstrate the commercial scale production of ethanol from biomass," said Colin South, president, Mascoma.

"We are very excited about the support from New York for our multi-feedstock approach, and we applaud New York and Governor Pataki's leadership in developing the cellulosic ethanol market. This plant will demonstrate the technologies we expect to rapidly move into commercial application. The continued development of these technologies will require the formation of new partnerships between academics, companies and feedstock producers.

To support the development of this facility Mascoma is developing and integrating leading technologies and recruiting experience personnel in technical and operations areas. We look forward to working with our university and industrial partners on this exciting effort."

As the enzyme partner for the project, Genencor expects to supply enzymes to the project as well as work with Mascoma to continue to improve its advanced enzyme products. Genencor intends to make further investments in its existing

enzyme production facility in Rochester. Mascoma intends to locate the demonstration plant at or near Genencor's manufacturing site in Rochester.

"Genencor has made substantial progress over the years on advanced enzymes for biomass conversion," said Jack Huttner, vice president of biorefinery development at Genencor. "Partnering with Mascoma allows us to prove them in a commercial setting. This will bring cellulosic ethanol one significant step closer to reality. It is a great opportunity to help build a promising new sustainable industry, and Genencor thanks Governor Pataki and the State of New York for its support of this project."

"We see the development and commercialization of cellulosic ethanol as a growth industry for the state of New York. This funding award to Mascoma and the company's demonstration plant initiative with Genencor are important steps in establishing this industry here," said New York State Agriculture Commissioner Patrick H. Brennan.

"Producing cellulosic ethanol locally is an ideal approach to further capitalize on this state's agricultural and forestry resources like paper sludge, wood chips, and emerging energy crops. Further, this energy production method can reduce our dependence on foreign sources, while benefiting the environment in a number of ways."

"Cellulosic ethanol promises to contribute significantly to rural economic development and to a sustainable renewable energy future," said Nathanael Greene, senior policy analyst at the Natural Resources Defense Council (NRDC). "It is important that this technology is proven in real world settings and in regions where neither corn nor sugar cane predominate the agricultural production system.

Developing cellulosic ethanol for New York will have a measurable, positive impact on farmers' income and greenhouse gas emissions in the state."

About Mascoma

Mascoma Corporation is a cellulosic biomass-to-ethanol company with corporate offices in Cambridge, MA, and R&D labs in Lebanon, NH. Mascoma Corporation is leading the development of unique biotechnology and partnering in the deployment of cellulosic production into the ethanol market.

The company's executive and research teams are comprised of recognized industry leaders from the U.S. and other countries. Mascoma is aggressively pursuing the development of advanced cellulosic ethanol projects based on technology licensed from and developed at some of the world's leading research facilities, as well as technology developed by Mascoma.

About Genencor

Genencor, a division of Danisco A/S, is a leading industrial biotechnology company that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

For further information, please contact:

Genencor Media,
Angela Blackwell, tel: 1 585-256-6973
E-mail: Angela.Blackwell@danisco.com

Mascoma Media,
Larry Bouchie, KMC Partners Public Relations for Mascoma, tel: 1 781-454-5287
E-mail: larry@kmcpartners.com

Danisco Media Relations Manager,
Carl Johan Corneliussen, Tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27
E-mail: Carl.Johan.Corneliussen@danisco.com

Read this release in Danish here

15

DANISCO

First you add knowledge...

2 January 2007 - 12:16

Danisco Seed establishes new sales organisation in France

As an important element in our strategy we have now signed a co-operation agreement with the well-established French company Agrosem.

In the future Agrosem will exclusively distribute Danisco Seed varieties under the new brand name Ringot-Maribo.

The goal is to combine the strengths of Agrosem and Danisco Seed into an efficient and profes-sional sugar beet seed supplier in France.

Agrosem has extensive market knowledge, a very professional and well experienced staff and a well-functioning service and logistic department.

Agrosem will take care of the sales and marketing activities in France supported by Danisco Seed, whereas Danisco Seed will remain the breeder and owner of the varieties.

We have great expectations to this co-operation and the goal is that the French market will develop into one of the most important markets for Danisco Seed in the future.

France is the biggest market in Europe with a seed demand of app. 450,000 units.

As a consequence of this new co-operation, Danisco Semences SARL has been closed down by the end of 2006.

For further information, please contact:

Niels H. Gram, President - Beet Seed, Danisco Seed, phone +45 54 60 60 31

16.

DANISCO

First you add knowledge...

12 January 2007 - 13:33

Sign up for trendy confectionery

Leading ingredients supplier Danisco invites confectionery and fine bakery customers to a seminar on international sweet snacking.

The event is all part of the drive to help food manufacturers exploit the opportunities created by this long-term international trend in their new product development - by combining consumer insight with ingredient know-how.

The seminar theme has been defined as "health and indulgence" – bringing together two of the most predominant consumer demands. During the three-day event, Danisco will demonstrate how both demands can be met in innovative sugar confectionery, chocolate and fine bakery snacks with high consumer acceptance.

Meal replacement and between-meal snacks represent a growing market in the industrialised world, where the boundaries between confectionery and fine bakery are becoming increasingly blurred. While consumers look for premium eating experiences that satisfy their need to indulge, health concerns still contribute to a widespread desire for products that are, for example, low in fat and sugar or high in fibre.

Danisco's broad range of functional ingredients, flavours, sweeteners and sweet snacking concepts are a source of inspiration to the global food industry. The seminar will illustrate how the company's extensive sugar confectionery, chocolate and fine bakery expertise can help manufacturers create healthy and indulgent products with exciting new tastes and textures.

All the latest opportunities within healthy and indulgent sugar confectionery, chocolate and fine bakery snacks will be presented at the seminar

When and where?
The seminar will be held in Denmark from 21-23 May 2007.

How to participate?
Danisco customers can find out more about the seminar by contacting their local sales representative. Deadline for enrolment: April 27, 2007.

....

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17.

DANISCO

First you add knowledge...

15 January 2007 - 09:00

www.litesse.com

Danisco launches a website dedicated to Litesse®

Since its market debut over 25 years ago, Litesse® polydextrose has evolved into one of today's most versatile food ingredients. Offering an impressive array of health and functional benefits for a wide range of applications, Litesse® has earned its own site on the web.

Ideal for use in the development of reduced calorie, sugar free, reduced sugar, low glycemic, low fat, fiber-enriched or prebiotic foods and beverages, Litesse® polydextrose is the one ingredient that delivers all these nutritional advantages. It is also multi-functional and easy-to-use.

Litesse® improves the flavor, texture and mouthfeel of bakery, dairy, beverage, confectionery and chocolate products.

Litesse® is the single ingredient with multiple benefits.

For more information, visit the new site at www.litesse.com

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2007/pressrelease_375_en.htm

18.

DANISCO

First you add knowledge...

22 January 2007 - 10:03

January ice cream concept: Fresh ice

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed fresh ice.

It is a refreshing water stick ice with nib sugar inclusions and a blue coating to underline the freshness. The water ice mix is initially slush frozen in a continuous freezer, which gives a smooth structure and prevents the docoration nib sugar from precipitating in the moulds.



The unique nib sugar particles from Danisco are coated to remain crisp and crunchy in both fresh and heatshocked water ice.

The good flavour release of the refreshing Danisco peppermint flavour is obtained with CREMODAN® 207 SORBETLINE.

This water ice offers an organoleptic adventure through the contrasts of soft water ice, hard crispy decoration nib sugar, and refreshing peppermint against the sweet decoration nib sugar.

For hand-out in PDF format, to receive samples and for more information, please contact your usual Danisco representative.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Tuesday, 13 February 2007 from
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19.

DANISCO

First you add knowledge...

24 January 2007 - 15:22

Genencor applauds U.S. President's mandate to increase use of ethanol

State of the Union address raises bar for use of renewable fuels including those made from cellulosic sources.

Genencor today announced it fully supports President George Bush's call to increase usage of ethanol to over 35 billion gallons by 2017 and efforts that support the continuing development of technology to create alternative fuels using renewable resources like wood chips, grasses and agriculture waste.

Genencor, a global producer of enzymes for the ethanol industry, has been instrumental in developing new technologies to convert biomass to ethanol, which if successfully commercialized, could lead to reduced dependence on foreign oil, greater homeland security and a reduction of greenhouse gas emissions.

Since 2000, Genencor has worked with a number of partners including the National Renewable Energy Laboratory to create or advance technologies that could make possible the creation of biorefineries from renewable resources such as corn stover, wood chips and other agricultural materials.

One of the technical hurdles in converting cellulose biomass (the non-food parts of grain and other plant material) to ethanol is enzyme cost and efficiency.

Recently, Genencor announced it expects to supply enzymes to a new biomass-to-ethanol demonstration facility that Mascoma Corporation plans to build in Rochester, N.Y. in the next year. As part of the supply agreement, Genencor plans to also work with Mascoma to continually improve its advanced enzyme products that are key for the conversion of forestry resources like paper pulp, wood chips and new, dedicated energy crops, like switchgrass.

Genencor is also involved in a research consortium sponsored by ADEME, the French National Research Agency, to develop an economic conversion system to add ethanol production to paper pulp mills.

"Energy security and independence of the United States is an an achievable and realistic goal using the technology innovations made possible by biotechnology," said Jack Huttner, vice president, business development for biomass of Genencor. "Genencor has made great strides over the years to develop advanced enzymes for biomass conversion and we believe the dawn of cellulosic ethanol is close at hand."

For further information, please contact:

US: Angela Blackwell, tel. + 1 585-256-6973
Angela.Blackwell@danisco.com

Europe: Carl Johan Corneliussen, tel.+45 3266 2926
Carl.Corneliussen@danisco.com

About Genencor
Genencor, a division of Danisco A/S, is a leading industrial biotechnology company that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2007/pressrelease_376_en.htm

20.

DANISCO

First you add knowledge...

25 January 2007 - 12:15

Danisco's sugar production meets expectations

The 2006 production campaign has just been completed with a satisfactory result.

Danisco's sugar factories in Denmark, Sweden, Finland, Germany and Lithuania processed close to 7 million tonnes of sugar beet during the 2006/07 campaign, generating a production of 1,010,000 tonnes of sugar. The total production output is slightly above Danisco's total EU quota of 996,000 tonnes and therefore in line with the previously announced expectations.

The unseasonable weather conditions in 2006 affected the growth conditions of the sugar beet. The beets were sown later than usual and the very warm and dry summer resulted in a fairly low sugar content. In Sweden and Lithuania, a brief period of hard frost had a very negative effect on the sugar content. Extraordinarily heavy rainfalls in Sweden also had an impact on the beet harvest and consequently a negative effect on the production output. However, the warm autumn and winter weather in the rest of Northern Europe resulted in additional beet growth, which particularly in Denmark contributed to a production output in excess of Danisco's national EU quota.

Executive Vice President Mogens Granborg comments:
'We have reason to be satisfied with this year's output and successful campaign. Parallel with the campaign we have implemented extensive restructuring measures in our sugar unit, which is now adjusted to the conditions provided under the new EU sugar market regime; however, in spite of this, our efficiency has remained high.

Having concentrated our sugar production, Danisco will going forward be producing sugar at seven production sites instead of previously ten.

Danisco's sugar output 2006 by country:

Country	Production (tonnes sugar)	Sugar quota 2006/07 (tonnes sugar)	Sugar yield (tonnes sugar/ha)	Production 2005/06*) (tonnes sugar)
Denmark	375,000	353,000	9.5 (10.5)	(475,000)
Sweden	314,000	326,000	7.7 (8.9)	(406,000)
Finland	130,000	129,000	6.2 (6.4)	(179,000)
Germany	114,000	113,000	8.5 (8.0)	(122,000)
Lithuania	77,000	75,000	6.5 (7.0)	(92,000)

*) Please note that the figures for the 2005 campaign are not directly comparable with this year's production output due to the subsequent extraordinary quota reduction and discontinuation of C sugar production.)

For further information, please contact:

Executive Vice President Thomas B. Olsen, Danisco Sugar, tel.: +45 3266 2500
or
Communications Manager Dorthe Lindgreen, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

Read this press release in Danish

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2007/pressrelease_378_en.htm

21

DANISCO

First you add knowledge...

26 January 2007 - 13:50

Warrant programme: Issue of new shares

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees.

Notice no. 01/2007

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the sixth exercise period from 14 December 2006 to 11 January 2007 around 1% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 90%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 25 January 2007, the employees had subscribed and paid for 1,200 shares at a price of DKK 299 in accordance with the warrant programme, and on 26 January 2007 Danisco effected a capital increase of 1,200 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 24,000. The share capital is increased from DKK 978,545,900 (corresponding to 48,927,295 shares of DKK 20 nominal value) to DKK 978,569,900 (corresponding to 48,928,495 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S
tel. +45 3266 2912
E-mail: investor@danisco.com

Media Relations, Danisco A/S
tel. +45 3266 2913
E-mail: info@danisco.com

Read the full release in English here

Read the full release in Danish here

22.

DANISCO

First you add knowledge...

29 January 2007 - 11:00

Genencor launches Primafast® LUNA, a new cellulase product line for efficient biofinishing of fabrics and garments.

Genencor launched today a new product line for the Textile Biofinishing market, Primafast® Luna.

This product range offers an advantage in terms of fabric surface defibrillation efficacy, while minimizing the shade change of colored fabrics during biofinishing, and rendering improved strength retention to the treated fabrics and garments. These benefits allow Textile Chemical Formulators to develop cellulase-based formulations that can be used for biofinishing after the dyeing process.

Primafast® Luna products are very light in color because they consist of a high-purity enzyme protein and they do not contain any added artificial colorants. The high purity of the Luna products will ensure a consistently good product quality, ease of blending with other chemicals, and excellent storage stability. In addition, Primafast® Luna products have been stabilized with state-of-the-art formulation technology, a feature that Genencor's textile cellulase products have always been renowned for.

Primafast® Luna products can be used in a variety of conditions giving flexibility to choose the parameters most suitable for fabric quality and optimal biofinishing. With this new product line, Genencor is setting a new industry standard for biofinishing cellulases and is broadening its product portfolio.

"Many fabric and garment processors have had the need to perform the biofinishing process after dyeing of their garments, yet this impaired the shade of the fabric," said John Gell, Vice President Textiles and Industrial Specialties at Genencor. "Today, we are delivering to the free market a product line that provides flexibility to processors to carry out biofinishing after dyeing with minimal color change while retaining the strength properties of the treated fabric."

As a leading biotechnology company, Genencor offers value-added solutions for a wide variety of textile processing applications, such as biofinishing, denim processing, desizing and peroxide elimination. To find out more about Primafast® Luna and our complete product portfolio, please visit the website at www.genencor.com or contact your Genencor representative.

About Genencor

Genencor, a division of Danisco, is a leading industrial biotechnology enterprise that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels, and chemicals industries

For further information, please contact:

Ana Maria Bravo-Angel,
Tel. +31 71 568 6168
E-mail: anamaria.bravo@danisco.com

Download our promotional factsheet here.

Printed Tuesday, 13 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2007/pressrelease_379_en.htm

23.

DANISCO

First you add knowledge...

31 January 2007 - 13:41

Turkey producers set to benefit from enzymes

Turkey producers across the EU are set to gain increased benefits from the use of specialised feed enzymes following the European Commission's decision to award Danisco Animal Nutrition's Avizyme® 1500 authorisation for use in turkeys. The approval, which was made under EU Council Regulation 1831/2003, means that broiler, layer, turkey and duck producers can now benefit from this multi-enzyme product.

The combined carbohydrase enzyme activities in Avizyme 1500 (xylanase and amylase) improve both fibre and starch digestibility in the feed, thereby increasing dietary energy supply to the bird to fuel lean growth. The unique protease activity in Avizyme 1500 is particularly beneficial in young turkey diets which contain high levels of vegetable protein, such as soybean meal. The protease helps by making the storage proteins in soybean meal more digestible and reduces the impact of residual anti-nutrients that may still be present in the meal, for example trypsin inhibitors and lectins.

Anne-Marie Debicki-Garnier, Regional Technical Manager for Danisco, commented: "This approval is very good news for turkey producers across Europe. Improvements in bird performance help reduce production costs as birds reach specified retailer target weights faster."

For further press information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777 Email: andrea.barletta@danisco.com
Julian Cooksley, Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022 Email: julian.cooksley@kendallscom.co.uk

24.

DANISCO

First you add knowledge...

6 February 2007 - 11:49

Danisco innovates with a new natural and cost-effective solution to protect meat and poultry flavour and taste.

Today, Danisco, world leader in food protection solutions, introduces GUARDIAN™ Green Tea Extracts, specifically selected for their outstanding antioxidative properties on heat-treated meat and poultry products.

Green tea is traditionally positioned as a flavour agent used mostly in beverages. Danisco is the first ingredient company to use the antioxidative properties of green tea to effectively protect the shelf life of meat and poultry products.

According to unique scientific and application data from Danisco Food Protection Center in Brabrand, GUARDIAN™ Green Tea Extracts are demonstrating flavour performances on meat products that are superior than synthetic antioxidants such as BHA. Furthermore, this new range is also very cost-effective compared to other natural solutions and brings a healthy and natural brand image to meat products.

"Thanks to the high quality extraction process, GUARDIAN™ Green Tea Extracts have a low flavour intensity, therefore preserving a nice meat taste." says Jorgen Sorensen, Danisco Business Director for Antioxidants."Our trials have also shown that the meat treated with GUARDIAN™ Green Tea Extracts maintains its flavour for a longer period than meat treated with other natural or synthetic solutions."

Following the trend for natural solutions, natural antioxidants including herbal extracts are performing particularly well with a growth rate comprised between 6 and 8% per year worldwide at the expense of synthetic solutions.

GUARDIAN™ Green Tea Extracts is part of the Danisco Food protection range also including:

- GUARDIAN™ Rosemary Extracts
- GRINDOX™ Antioxidants
- EMBANOX™ Antioxidants
- TEXEL® Meat Cultures
- HOLDBAC™ Protective Cultures
- NISAPLIN® Natural Antimicrobials
- NATAMAX® Natural Antimicrobials
- NovaGARD™ Antimicrobial Systems.

GUARDIAN™, GRINDOX™, EMBANOX™, TEXEL®, HOLDBAC™, NISAPLIN® and NATAMAX® are registered trademarks of Danisco A/S

For more information, please contact:

Nathalie Brosse (+33 6 77 79 76 33)
For sales, please fill out this contact form - click here

With 10,500 employees in more than 40 countries, Danisco is one of the world's leading suppliers of food ingredients, sugar and industrial bioproducts. Based on our technology platform we use nature's own raw materials and resources to develop and produce ingredients for food and other products used in everyday

life. Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally.

....

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25

DANISCO

First you add knowledge...

Calendar

This view shows the latest three Investor related events.
Use the navigation to the left to see more events for this year and next.

Annual general meeting

Annual General Meeting 2007	Copenhagen, Denmark	29 August 2007

Investor meetings

Quiet periods

9M quiet period begins	Copenhagen, Denmark	16 February 2007
FY quiet period begins	Copenhagen, Denmark	18 May 2007
Q2 quiet period begins	Copenhagen, Denmark	19 November 2007

Results

9M results 2006/07	Copenhagen, Denmark	20 March 2007
FY results 2006/07	Copenhagen, Denmark	20 June 2007
Q1 results 2007/08	Copenhagen, Denmark	17 September 2007

Products and services events

Ice-Cream World 2007	Moscow, Russia	27 February 2007
VIV Asia 2007	BITEC, Bangkok International Trade & Exhibition Centre, Bangkok, Thailand	March 7 - 9, 2007
Food Ingredients China	Shanghai, China	28-30 March 2007

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Danisco's master data

Stock Exchange	Copenhagen Stock Exchange
Share capital	DKK 978,545,900
Denomination	DK 20
Number of shares	48,928,495
Classes of shares	One
Bearer security	Yes
Voting right restriction	7,5%
ID code	DK0010207497
Datastream	DK:DAO
Reuters Instrument Code	DCO.CO
Bloomberg code	DCODC
Thomson Financial	DCO.DK

Printed Thursday, 15 February 2007 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/share_information_en.htm

27.

DANISCO

First you add knowledge...

Genencor

Genencor is the biotechnology division of Danisco A/S that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

About Genencor

Danisco acquired Genencor in 2005 to expand its position as a leader in food ingredients and to diversify into growing industrial biotechnology markets. With the acquisition, Dansico becomes the second largest supplier of industrial enzymes in the world.

Who are we?

- Tjerk de Ruiter, Chief Executive Officer, Genencor Division
- Thomas J. Pekich, President, Genencor Division
- Michael V. Arbige, Senior Vice President, Technology
- Carole Beth Cobb, Senior Vice President, Global Supply
- 1,260 employees worldwide

Business units

Bio Products	Thomas J. Pekich, President
Animal Nutrition	James Laughton, President
Business Development	To be announced

Where are we located?

Genencor's headquarters and research and development center is located at
Genencor International, Inc.
200 Meridian Centre Blvd
Rochester, NY 14618
U.S.A.

Tel: +1 585 256 5200

Additional perspectives

At more than 4 million liters, Genencor has the second largest production capacity of industrial enzymes in the world.

Corporate Citizenship: Genencor takes an active role as corporate citizen in its communities through stakeholder dialogue, local philanthropy and volunteerism and public policy engagement.

As part of its sustainability management system, the division established a stakeholder board consisting of customers, suppliers, citizen environmental organisations, and State and Federal (US) policy makers.

The division also plays a leadership role in the policy centers of Washington and Brussels through its voluntary roles in the BIO (www.bio.org) and EuropaBio (http://www.europabio.org/white_biotech.htm) organisations.

Genencor has consistently been honored with awards for its technology, business performance and culture. Last year, it received the R&D 100 top technology award, the 4th Best Place to Work among Small and Medium

Companies in the U.S. and was listed among the Forbes 200 fastest growing companies. In 2005 Genencor was named the #1 Best Place to Work in the U.S.

Genencor traces its roots to 1982 where it was formed as a joint venture between Genentech and Corning Glassworks.

Share Monitor

DANISCO


17.02.2006
18.05.2006
17.08.2006
16.11.2006
520
500
480
460
440
420
17.02.2006
16.02.2007
1,500,000
1,000,000
500,000
17.02.2006
18.05.2006
17.08.2006
16.11.2006

1 year

Shares

- [x] Danisco: Copenhagen

Indices

- [ ] OMX Copenhagen
- [ ] FTSE Food
- [ ] DJ Euro Stoxx
- [ ] DJ Stoxx sustainability

Competitors

- [ ] ABF
- [ ] DSM: Euronext
- [ ] Givaudan
- [ ] IFF
- [ ] Novozymes
- [ ] Sensient
- [ ] Südzucker

Technical Analysis

- [ ] Moving Average
  period: 20
- [ ] Momentum
  period: 14
- [ ] Daily Change

Re-draw

Danisco: Copenhagen at 16.02.2007 15:54 GMT

Latest Value:	DKK 460,50	Price Change:	0,11%
Latest Index:	-	Index Change:	-
Latest Dividend:	DKK 6,75		
Dividend Yield:	1,47%		
EPS:	DKK 23,91		
P/E:	19,26		
Market Cap.:	DKK 23 b		

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END